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As filed with the Securities and Exchange Commission on January 12, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form F-9 and Form F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Form F-9 Quebecor World Inc.	Form F-4 Quebecor World Capital Corporation
(Exact name of registrant as specified in its charter)
Canada	Delaware
(Province, state or other jurisdiction of incorporation or organization)
2750	Not Applicable
(Primary Standard Industrial Classification Code Number (if applicable))
Not Applicable	52-2009152
(IRS employer identification number (if applicable))
Quebecor World Inc. 612 Saint-Jacques Street Montréal, Québec Canada H3C 4M8 (514) 954-0101	Quebecor World Capital Corporation 340 Pemberwick Road Greenwich, Connecticut 19801 (203) 532-4200
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
CT Corporation System 111 8th Avenue New York, New York 10011 (212) 894-8600	CT Corporation System 111 8th Avenue New York, New York 10011 (212) 894-8600
(Name, address, including zip code, and telephone number, including area code, of agent for service in the United States)

Copies to :
John A. Willett, Esq. Christine D. Rogers, Esq. Arnold & Porter 399 Park Avenue New York, New York 10022 (212) 715-1000		Marc Lacourcière, Esq. Ogilvy Renault 1981 McGill College Avenue, Bureau 1100 Montréal, Québec H3A 3C1 Canada (514) 847-4747

        Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable following the effectiveness of this registration statement.

Form F-9			Form F-4
Province of Québec Canada (Principal jurisdiction regulating this Form F-9 offering)			If the securities being registered on this Form F-4 are being offered in connection with the formation of a holding company and there is
It is proposed that this filing on Form F-9 shall become effective (check appropriate box):			compliance with General Instruction G, check the following box. ☐
A.	☐ upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).		If this Form F-4 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the
B.	☒ at some future date (check the appropriate box below):		earlier effective registration statement for the same offering. ☐
	1.	☐ pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than 7 calendar days after filing).	If this Form F-4 is a post-effective amendment filed pursuant to
	2.	☐ pursuant to Rule 467(b) on ( ) at ( ) (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on ( ).	Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
	3.	☐ pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt of notification of clearance has been issued with respect hereto.
	4.	☒ after the filing of the next amendment to this Form F-9 (if preliminary material is being filed).
If any of the securities being registered on Form F-9 are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(1)

4 7/8% Senior Notes due 2008	$200,000,000	100%	$200,000,000	$16,180.00

Guarantees of 4 7/8% Senior Notes due 2008(2)

6 1/8% Senior Notes due 2013	$400,000,000	100%	$400,000,000	$32,360.00

Guarantees of 6 1/8% Senior Notes due 2013(2)

Total Registration Fee				$48,540.00

(1)
The registration fee has been calculated in accordance with Rules 457(a), 457(f)(2) and 457(n) under the Securities Act.

(2)
In accordance with Rule 457(n), no separate fee for the registration of the guarantees of the 4 7/8% Senior Notes due 2008 and 6 1/8% Senior Notes due 2013 of Quebecor World Inc., which are being registered concurrently, is payable.

        The co-registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registration Statement shall become effective as provided in Rule 467 under the Securities Act of 1933 or on such date as the Commission, acting pursuant to Section 8(a) of the Act, may determine.

The information in this preliminary short form prospectus is not complete and may be changed. We filed a copy of this preliminary short form prospectus with the Quebec Securities Commission and a registration statement relating to these securities with the Securities and Exchange Commission. We may not sell these securities until a receipt for the short form prospectus is received from the Quebec Securities Commission and the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion dated January 12, 2004.

PROSPECTUS

QUEBECOR WORLD CAPITAL CORPORATION

Offer to Exchange

$200,000,000 Principal Amount of 4 7/8% Senior Notes due 2008 and
$400,000,000 Principal Amount of 6 1/8% Senior Notes due 2013
for
$200,000,000 Principal Amount of 4 7/8% Senior Notes due 2008 and
$400,000,000 Principal Amount of 6 1/8% Senior Notes due 2013
That Have Been Registered Under the Securities Act of 1933

The Senior Notes Are Unconditionally Guaranteed By

The Exchange Offer:

•
We will exchange all old notes that are validly tendered and not validly withdrawn for an equal principal amount of new notes that have been registered.

•
You may withdraw tenders of old notes at any time prior to the expiration of the exchange offer.

•
The exchange offer expires at 5:00 p.m., New York City time, on            , 2004, unless we extend the exchange offer.

The New Notes:

•
The terms of the new notes to be issued in the exchange offer are substantially identical to the old notes, except that the new notes will be freely tradeable by persons who are not affiliated with us.

•
No public market currently exists for the old notes. We do not intend to list the new notes on any securities exchange and, therefore, no active public market is anticipated.

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The new notes, like the old notes, will be senior unsecured obligations of Quebecor World Capital Corporation, will be fully and unconditionally guaranteed by Quebecor World Inc. and will rank:

  •
  pari passu with all other existing and future senior unsecured indebtedness of Quebecor World Capital Corporation;

  •
  pari passu with all other senior unsecured indebtedness of Quebecor World Inc.; and

  •
  in effect, pari passu with any senior unsecured debt issued by Quebecor World (USA) Inc.

Investing in the new notes involves risks. See "Risk Factors" beginning on page 13.

The offering of the guarantees accompanying the new notes is made by Quebecor World Inc., a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that Quebecor World Inc. is incorporated or organized under the laws of Canada, that some or all of its officers and directors may be residents of a foreign country, that some or all of the underwriters or experts named in the prospectus may be residents of a foreign country and that all or a substantial portion of the assets of Quebecor World Inc. and said persons may be located outside the United States.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. See "Documents Incorporated by Reference."

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, passed upon the accuracy or adequacy of this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. No securities regulatory authority in Canada has expressed an opinion about these securities and it is an offense to claim otherwise.

The date of this prospectus is                        , 2004

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state or other jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

TABLE OF CONTENTS

Industry and Market Data	i
Enforceability of Civil Liabilities	ii
Forward-Looking Statements	ii
Presentation of Financial and Other Information	ii
Documents Incorporated by Reference	iii
Summary	1
Risk Factors	13
Business	18
Management	26
Use of Proceeds	27
Capitalization	28
Selected Consolidated Financial Data	29
Non-GAAP Financial Measures	32
Credit Ratings	34
The Exchange Offer	35
Description of the Notes	47
Tax Considerations	65
Plan of Distribution	69
Legal Matters	69
Independent Auditors	70
Where You Can Find More Information	70

        This prospectus incorporates by reference documents that contain important business and financial information about Quebecor World Inc. that is not included in or delivered with this prospectus. These documents are available without charge to security holders upon written or oral request to: Quebecor World Inc., 612 Saint-Jacques Street, Montreal, Quebec, Canada, H3C 4M8, Attention: Vice President, Corporate General Counsel and Secretary, telephone number (514) 954-0101. To obtain timely delivery, holders of the old notes must request these documents no later than five business days before the expiration date. Unless extended, the expiration date is                        , 2004.

INDUSTRY AND MARKET DATA

        Market data and certain industry statistics used throughout this prospectus were obtained from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal surveys and industry and market data, while believed to be reliable, have not been

i

independently verified, and we make no representation as to the accuracy or completeness of such information.

ENFORCEABILITY OF CIVIL LIABILITIES

        Quebecor World is a corporation incorporated under the laws of Canada. Its controlling persons and a majority of its directors and officers, as well as certain of the experts named in this prospectus, are residents of Canada or other jurisdictions outside of the United States, and all or a substantial portion of their assets and a significant portion of our assets are located outside the United States. We have agreed, in accordance with the terms of the indenture under which the new notes will be issued, to accept service of process in any suit, action or proceeding with respect to the indenture or the new notes brought in any federal or state court located in New York City by an agent designated for such purpose, and to submit to the jurisdiction of such courts in connection with such suits, actions or proceedings. However, it may be difficult for holders of the new notes to effect service within the United States upon directors, officers and experts who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon civil liability under U.S. federal or state securities laws. We have been advised by Ogilvy Renault, our Canadian counsel, that there is doubt as to the enforceability in Canada against us or against our controlling persons, directors, officers and experts who are not residents of the United States, in original actions or in actions for enforcement of judgments of courts of the United States, of liabilities predicated solely upon U.S. federal or state securities laws.

FORWARD-LOOKING STATEMENTS

        This prospectus contains both historical and forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, or the Securities Exchange Act. These forward-looking statements are not historical facts but only predictions and generally can be identified by the use of words such as "believe," "expect," "anticipate," "intend," "plan," "foresee" or other words or phrases of similar import. Similarly, statements that describe our objectives, plans or goals also are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those currently anticipated. Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements, including the factors described under the heading "Risk Factors," and are cautioned not to place undue reliance on these forward-looking statements to reflect new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the events anticipated in these forward-looking statements might or might not occur. We cannot assure you that projected results or events will be achieved. These forward-looking statements speak only as of the date of this prospectus. We will not update these statements unless required to do so under applicable securities laws.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

        Our consolidated financial statements have been prepared in accordance with Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and the accounting principles generally accepted in the United States, or U.S. GAAP, see note 22 to our audited consolidated financial statements for the year ended December 31, 2002. We state our financial statements in United States dollars. In this prospectus, references to Canadian dollars or Cdn$ are to the currency of Canada, and references to U.S. dollars, US$ or $ are to the currency of the United States.

        In this prospectus we use certain financial measures that are not calculated in accordance with Canadian GAAP or U.S. GAAP to assess our financial performance. We use such non-GAAP financial measures because we believe that they are meaningful measures of our performance. Our method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this prospectus may not be comparable to other similarly titled measures disclosed by other companies. We provide the calculation of these non-GAAP financial measures as well as other measures and a reconciliation to the most directly comparable GAAP financial measures in the section of this prospectus entitled "Non-GAAP Financial Measures."

DOCUMENTS INCORPORATED BY REFERENCE

        Important business and financial information is incorporated by reference into this prospectus. The following documents of Quebecor World, which have been filed with the various Canadian provincial securities commissions or similar regulatory authorities in each of the provinces of Canada and with the Securities and Exchange Commission, or the SEC, are incorporated by reference into this prospectus:

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  the Annual Information Form of Quebecor World Inc. dated May 12, 2003, for the year ended December 31, 2002;

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  the audited consolidated financial statements and the notes thereto of Quebecor World Inc. and its subsidiaries as at December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000, together with the auditors' report thereon;

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  Management's Discussion and Analysis of Financial Condition and Results of Operations of Quebecor World Inc. for the year ended December 31, 2002;

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  the Management Proxy Circular dated February 28, 2003 relating to the annual meeting of the shareholders of Quebecor World Inc. held on April 2, 2003 (excluding the Report on Executive Compensation, the Performance Graph and Schedule A—Statement of Corporate Governance Practices);

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  the unaudited interim consolidated financial statements of Quebecor World Inc. and its subsidiaries as at September 30, 2003 and for the nine months ended September 30, 2003;

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  Management's Discussion and Analysis of Financial Condition and Results of Operations of Quebecor World Inc. for the nine months ended September 30, 2003; and

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  the material change reports dated February 6, 2003 and March 19, 2003 (relating to changes in management), March 19, 2003 (relating to the outlook for first quarter 2003), April 28, 2003 and June 6, 2003 (relating to Quebecor World Inc.'s substantial issuer bid) and November 4, 2003 (relating to the issuance of the senior notes).

        Any documents of the type referred to in the preceding paragraphs and any audited consolidated financial statements as well as any material change report (excluding confidential material change reports) subsequently filed by Quebecor World with a securities commission or any similar regulatory authority in any province of Canada after the date of this prospectus and prior to the termination of the distribution shall be deemed to be incorporated by reference into this prospectus.

        Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded, for the purposes of this prospectus, to the extent that a statement contained in this prospectus, or any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.

        The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        Copies of documents incorporated into this prospectus by reference may be obtained on request without charge from our Vice President, Corporate General Counsel and Secretary at 612 Saint-Jacques Street, Montréal, Québec, Canada, H3C 4M8 (telephone number (514) 954-0101).

SUMMARY

        The following summary highlights selected information from this prospectus to help you understand Quebecor Capital, Quebecor World, the exchange offer and the new notes. For a more complete understanding of Quebecor Capital, Quebecor World, the exchange offer and the new notes, we encourage you to read the entire prospectus carefully. Unless otherwise specified or the context otherwise indicates, references to "Quebecor Capital" mean Quebecor World Capital Corporation, references to "Quebecor World" mean Quebecor World Inc., and references to "we," "us," or "our" mean Quebecor World Inc. and its subsidiaries (including Quebecor Capital).

Overview

        We are one of the largest commercial print media services companies in the world. For the 12-month period ended September 30, 2003, we had revenues of $6.3 billion. We offer our customers state-of-the-art web offset, gravure and sheetfed printing capabilities in product categories including: magazines, catalogs, retail inserts, specialty printing and direct mail, books, directories and pre-media, logistics and other value-added services. We service our various markets and offer our products through our broad production and distribution network. We have approximately 38,000 employees working in more than 160 printing and related facilities in the United States, Canada, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Finland, Switzerland, Argentina, Peru, Mexico, Brazil, Chile, Colombia and India.

        We are a market leader in most of our product categories and geographic segments. The diversity and breadth of our customer base, geographic coverage and product segments enhance the overall stability and potential growth of our earnings and cash flow. Our corporate growth strategy focuses on increasing our customer base, markets and scope of services on a global basis through both selective business acquisitions and internal growth.

        We were incorporated on February 23, 1989 pursuant to the Canada Business Corporations Act to combine the assets constituting what was then the printing division of our parent, Quebecor Inc. Our registered and principal office is located at 612 Saint-Jacques Street, Montreal, Québec, Canada H3C 4M8, our telephone number is (514) 954-0101, and our web site address is www.quebecorworld.com. The information on our website is not incorporated by reference in this prospectus. Quebecor Capital's principal office is located at 340 Pemberwick Road, Greenwich, Connecticut 06831 and its registered office is located at 1209 Orange Street, Wilmington, Delaware 19801. Quebecor Capital's telephone number is (203) 532-4200.

Corporate Structure

        The following organizational chart shows our principal subsidiaries, their jurisdiction of incorporation or continuation and our ownership interest in each such subsidiary. We do not own or control, directly or indirectly, any non-voting securities of those subsidiaries. Except with respect to Quebecor Capital, subsidiaries whose total assets and revenues represented (a) individually, less than 10% of our consolidated assets and revenues as at September 30, 2003 and (b) in the aggregate, less than 20% of our consolidated assets and revenues as at September 30, 2003, have not been included.

Quebecor Capital

        Quebecor Capital was incorporated in Delaware on December 19, 1996. It is an indirect 100% owned subsidiary of Quebecor World. Quebecor World (USA) Inc., or Quebecor World (USA), a Delaware corporation and indirect 100% owned subsidiary of Quebecor World, owns 100% of the issued and outstanding shares of capital stock of Quebecor Capital, consisting of 1,000 shares of common stock. Quebecor Capital has no independent operations and, as a finance company, its primary purpose is the financing of other subsidiaries or affiliates of Quebecor World in the United States. Excluding the old notes issued by Quebecor Capital on November 3, 2003, which old notes may be exchanged for new notes as described in this prospectus, Quebecor Capital has issued other outstanding public and private indebtedness comprised of an aggregate of $621.0 million of privately placed notes and $300.0 million of public notes. Quebecor Capital does not plan to carry on other operations or to have any subsidiaries. It does not expect to make any annual or other reports publicly available. Quebecor Capital does not produce its own financial results; the financial results of Quebecor Capital are included in the consolidated financial results of Quebecor World.

Relationship to Quebecor Inc.

        We are a publicly traded subsidiary of Quebecor Inc. Quebecor Inc.'s other significant direct subsidiary is Quebecor Media Inc., whose holdings include Sun Media Corporation, Vidéotron Ltée and TVA Group Inc. As of September 30, 2003, Quebecor Inc. held 46.9 million of our multiple voting shares and none of our subordinate voting shares. All of our shares have an equal economic interest. Each of our subordinate voting shares carries the right to one vote and each of our multiple voting shares carries the right to ten votes. Therefore, as of September 30, 2003, Quebecor Inc. controlled 35.6% of the economic interest and 84.6% of the voting interest in Quebecor World.

        Neither Quebecor Inc. nor Quebecor Media Inc. (or any of its subsidiaries) is an obligor or a guarantor of our obligations under the notes being offered pursuant to this prospectus.

Management

        We reorganized our management team in the first quarter of 2003 with the appointment of Jean Neveu as President and Chief Executive Officer and the introduction of Claude Hélie as Executive Vice President and Chief Financial Officer. The strategic focus of the new management team is to consolidate our operations, improve our efficiency and reduce our costs. Mr. Neveu has a long and successful history with us, having served as our President and Chief Executive Officer from 1989 until 1997 and as Chairman of our board of directors from 1989 until 2002. Mr. Hélie had served as Executive Vice-President and Chief Financial Officer of Quebecor Inc. since April 2000. Prior to that, he was Vice-President and Chief Financial Officer at Donohue Inc., a pulp and paper company.

Recent Developments

Review of Third Quarter 2003 Results

        In conjunction with this summary of the results of our third quarter ended September 30, 2003, you should read the complete text of our "Management's Discussion and Analysis of Financial Condition and Results of Operations" for the nine months ended September 30, 2003, which is incorporated by reference into this prospectus. Certain financial measures used herein to assess our financial performance are not calculated in accordance with Canadian GAAP or U.S. GAAP. Please see the section of this prospectus entitled "Non-GAAP Financial Measures" for a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures.

        For the third quarter of 2003, we reported net income of $59.7 million or $0.38 diluted earnings per share. This compares to net income of $98.5 million or $0.64 diluted earnings per share in the third quarter of last year. Operating income was $125.0 million in the quarter compared to $167.9 million during the same period in 2002. Revenues for the quarter were $1.59 billion compared to $1.62 billion during the same period last year.

        A challenging economic environment is reflected in our results. Weak advertising spending and over-capacity are continuing to have a negative impact on pricing in all of our business segments which has affected overall margins. However, we believe our strategy of reducing costs, improving efficiencies and securing volume should pay off.

        We continued to implement our rigorous cost containment program during the third quarter. As part of these initiatives, we reduced our workforce by 1,174 employee positions in the first nine months of 2003. In the third quarter, selling, general and administrative expenses decreased by $13.9 million compared to the same period last year, of which $8.1 million resulted from restructuring initiatives implemented in 2003 including the reduction of our workforce, the consolidation of corporate functions and the relocation of certain sales offices into plants. For the first nine months of 2003, selling, general and administrative expenses were reduced by $22.6 million, excluding bad debt, the impact of currency translation and other specific charges. Going forward we will continue to review our global platform in order to find opportunities to permanently lower our cost base and improve efficiencies.

        We are focused on maintaining our existing client relationships and increasing volume in all of our product segments. In the third quarter we announced contract renewals, extensions and new business relationships with Williams Sonoma, Bauer, United Stationers, Dex Media East and QwestDex.

        In North America, revenue for the third quarter was $1.28 billion compared to $1.32 billion in the third quarter of 2002. Price erosion caused by over-capacity in the North American print industry, which continues to affect most of our lines of business, resulted in a reduced operating margin of 8.4% compared to 11.9% during the same period last year. Some segments, such as retail and logistics, experienced increases in volume but these were offset by volume reductions in the book/directory group and in the magazine/catalog offset. Despite important contract wins during the third quarter, these results reflect the difficult magazine advertising market, as well as book publishers' desire to reduce inventories.

        In Europe, revenues increased in the third quarter to $267.7 million compared to $248.5 million last year, primarily due to the positive impact of currency translation. The European print market is also suffering from price pressure due to excess capacity resulting in reduced margins in most countries with the exception of the United Kingdom.

        In Latin America, revenues for the quarter were $40.2 million compared to $45.2 million in the third quarter of 2002. Operating income and margins were affected by price erosion and over-capacity. This was particularly evident in Peru and Brazil. We are seeing improving results at our operations in Mexico, Colombia and Argentina.

        Free cash flow from operations for the third quarter of 2003 amounted to $14.0 million compared to $97.4 million for the same quarter last year. Working capital was $23.6 million at September 30, 2003, compared to a deficiency of $39.0 million at September 30, 2002, primarily due to lower levels of trade payables.

Credit Ratings

        Moody's Investors Services, Inc., or Moody's, announced on October 24, 2003 that they have placed their ratings of the senior unsecured indebtedness of Quebecor World, Quebecor Capital and Quebecor World (USA) under review for possible downgrade. Moody's currently rates our senior unsecured indebtedness at Baa2.

        In addition, as of October 24, 2003, Dominion Bond Rating Service Limited, or DBRS, has downgraded its rating of Quebecor World's senior unsecured indebtedness from BBB to BBB (low) with a stable trend.

        On October 22, 2003, Standard & Poor's Ratings Services, or S&P, confirmed its rating of BBB- with stable outlook for Quebecor World's senior unsecured indebtedness. See the section of this prospectus entitled "Credit Ratings."

The Exchange Offer

        On November 3, 2003, Quebecor Capital sold its 4 7/8% Senior Notes due 2008 and its 6 1/8% Senior Notes due 2013 in a private placement exempt from the registration requirements of the Securities Act, and the initial purchasers of these old notes then resold them in reliance on other exemptions from the registration requirements of the Securities Act. Consequently, the old notes are subject to transfer restrictions under the Securities Act. Quebecor Capital and Quebecor World, the guarantor of the old notes, entered into a registration rights agreement with the initial purchasers. Under the registration rights agreement, Quebecor Capital and Quebecor World agreed, among other things, to deliver to you this prospectus and to keep the exchange offer open for not less than 30 days (or, in each case, longer if required by applicable law) after the date notice of the exchange offer is mailed to the holders of the old notes. In addition, we agreed that if the exchange offer is not completed by May 3, 2004, we will file, and use our best efforts to cause to become effective, a shelf registration statement covering the resale of the old notes. You are entitled to exchange in the exchange offer your old notes for new notes, which are identical in all material respects to the old notes except that:

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  the new notes have been registered under the Securities Act and will be freely tradeable by persons who are not affiliated with us;

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  the new notes are not entitled to the rights that are applicable to the old notes under the registration rights agreement; and

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  our obligation to pay special interest on the old notes if (a) the exchange offer registration statement that includes this prospectus is not declared effective by April 1, 2004 or (b) if the exchange offer is not consummated by May 3, 2004, in each case at incremental rates ranging from .25 % per annum to 1.0 % per annum, depending on how long we fail to comply with these deadlines, does not apply to the new notes.

The Exchange Offer	We are offering to exchange up to $200,000,000 aggregate principal amount of our new 4 7/8% senior notes due 2008 and up to $400,000,000 aggregate principal amount of our new 6 1/8% senior notes due 2013, which have been registered under the Securities Act, for up to $200,000,000 aggregate principal amount of our old 4 7/8% senior notes due 2008 and up to $400,000,000 aggregate principal amount of our old 6 1/8% senior notes due 2013, which were issued on November 3, 2003 pursuant to a private placement offering. Old notes may be exchanged for new notes only in integral multiples of US$1,000.
Resale of the New Notes
Based on interpretations by the staff of the SEC set forth in no-action letters issued to third parties, we believe that the new notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by you (unless you are our "affiliate" within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that you are:
•	acquiring the new notes in the ordinary course of business;
•	not participating, do not intend to participate, and have no arrangement or understanding with any person to participate in the distribution of the new notes; and

•	not a broker-dealer who purchased your old notes directly from us for resale pursuant to Rule 144A or any other available exemption under the Securities Act.

We do not intend to seek our own no-action letter, and there is no assurance that the SEC staff would make a similar determination with respect to the new notes. If this interpretation is inapplicable and you transfer any new notes issued to you in the exchange offer without delivering a prospectus or without an exemption under the Securities Act, you may incur liability under the Securities Act. We do not assume or indemnify you against this liability.

Each broker-dealer that receives new notes for its own account in exchange for the old notes that were acquired by this broker-dealer as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of those new notes. See "Plan of Distribution."
Any holder of old notes who:
•	is our "affiliate" as defined in Rule 405 under the Securities Act;
•	does not acquire the new notes in the ordinary course of its business;
•	tenders in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of the new notes; or
•	is a broker-dealer that purchased old notes from us to resell them pursuant to Rule 144A or any other available exemption under the Securities Act,

cannot rely on the position of the SEC staff expressed in the no-action letters described above and, in the absence of an exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the new notes.
Expiration of Exchange Offer	The exchange offer will expire at 5:00 p.m., New York City time, on , 2004, unless we decide to extend the expiration date.
Withdrawal Rights	You may withdraw the tender of your old notes at any time prior to 5:00 p.m., New York City time, on the expiration date.
Accrued Interest on the New Notes and the Outstanding Notes	The new notes will bear interest from the most recent date to which interest has been paid on the old notes or, if no interest has been paid on the old notes, from November 3, 2003.
Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, some of which we may waive. See "The Exchange Offer—Conditions to the Exchange Offer."

Procedures for Tendering Old Notes
If you wish to exchange your old notes for new notes pursuant to the exchange offer, you must complete, sign and date the letter of transmittal according to the instructions contained in this prospectus and the letter of transmittal. You must also mail or otherwise deliver the letter of transmittal, together with your old notes and any other required documents, to the exchange agent at the address set forth on the cover of the letter of transmittal. If you hold old notes through The Depository Trust Company, or DTC, and wish to participate in the exchange offer, you must comply with the Automated Tender Offer Program procedures of DTC, by which you will agree to be bound by the letter of transmittal.
By signing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:
•	you are acquiring the new notes in the ordinary course of business;
•	you have no arrangement or understanding with any person to participate in the distribution of the new notes;
•
if you are a broker-dealer that will receive new notes for your own account in exchange for old notes that were acquired as a result of market-making or other trading activities, you will deliver a prospectus, as required by law, in connection with any resale of the new notes; and
•	you are not our "affiliate" as defined in Rule 405 under the Securities Act.
See "The Exchange Offer—Procedures for Tendering Old Notes."
Special Procedures for Beneficial Owners
If you own a beneficial interest in old notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian, and you wish to tender your old notes in the exchange offer, you should contact the registered holder as soon as possible and instruct the registered holder to tender on your behalf.
Guaranteed Delivery Procedures
If you wish to tender your old notes and your old notes are not immediately available or you cannot deliver your old notes, the letter of transmittal or any other documents required by the letter of transmittal to the exchange agent or comply with the applicable procedures under DTC's Automated Tender Offer Program by the expiration date, you must tender your old notes pursuant to the guaranteed delivery procedures described in this prospectus under the heading "The Exchange Offer—Procedures for Tendering Old Notes—Guaranteed Delivery Procedures."
Consequences of Failure to Exchange the Old Notes for the New Notes
All unexchanged old notes will continue to be subject to transfer restrictions. In general, the old notes may not be offered or sold unless registered under the Securities Act or pursuant to an exemption from registration under the Securities Act and applicable state securities laws. Therefore, the market for secondary resales of any unexchanged old notes is likely to be minimal. Other than in connection with the exchange offer, we do not currently anticipate that we will register the old notes under the Securities Act.

Federal Income Tax Consequences	The exchange of the old notes for the new notes will generally not be a taxable event for U.S. federal income tax purposes. See "Tax Considerations—U.S. Federal Income Tax Considerations."
Use of Proceeds	We will not receive any cash proceeds from the issuance of the new notes in the exchange offer. We will pay all expenses incident to the exchange offer. See "Use of Proceeds" and "The Exchange Offer—Fees and Expenses."
Exchange Agent for Notes	Citibank, N.A. is the exchange agent for the exchange offer.

The New Notes

        The summary below describes the principal terms of the new notes. Some of the terms and conditions below are subject to important limitations and exceptions. The "Description of the Notes" section of the prospectus contains a more detailed description of the terms and conditions of the new notes.

Issuer	Quebecor World Capital Corporation, a Delaware corporation.
Notes Offered	$200,000,000 aggregate principal amount of 4 7/8% senior notes due 2008 and $400,000,000 aggregate principal amount of 6 1/8% senior notes due 2013.
Interest Rates	2008 notes—4 7/8% per annum. 2013 notes—6 1/8% per annum.
Guarantees	The old notes are, and the new notes will be, fully and unconditionally guaranteed as to payment of principal, premium, if any, and interest on a senior unsecured basis by Quebecor World.
Maturity Dates	2008 notes—November 15, 2008. 2013 notes—November 15, 2013.
Interest Payment Dates	May 15 and November 15 of each year, beginning on May 15, 2004.
Ranking
The old notes are, and the new notes will be, senior unsecured obligations of Quebecor Capital. The old notes rank, and the new notes will rank, pari passu with all other existing and future senior unsecured indebtedness of Quebecor Capital, and the old notes are, and the new notes will be, effectively subordinated to all existing and any future secured debt of Quebecor Capital to the extent of the assets securing such debt. As of September 30, 2003, after giving effect to the offering of the old notes and the application of the net proceeds as described under "Use of Proceeds," Quebecor Capital would have had $1,521.0 million of senior unsecured debt and no secured debt.

The guarantees of the old notes are, and the guarantees of the new notes will be, senior unsecured obligations of Quebecor World. The guarantees of the old notes rank, and the guarantees of the new notes will rank, pari passu with all other senior unsecured indebtedness of Quebecor World, and the guarantees of the old notes are, and the guarantees of the new notes will be, effectively subordinated to all existing and any future secured debt of Quebecor World to the extent of the assets securing such debt. The guarantees of the old notes are, and the guarantees of the new notes will be, effectively subordinated to any existing and future liabilities of all subsidiaries of Quebecor World other than Quebecor Capital. As of September 30, 2003, after giving effect to the offering of the old notes and the application of the net proceeds as described under "Use of Proceeds," Quebecor World would have had $276.0 million of senior unsecured debt and no secured debt.

Quebecor Capital advanced the proceeds of the offering of the old notes to Quebecor World (USA), an indirect wholly-owned subsidiary of Quebecor World, and Quebecor World (USA) issued to Quebecor Capital notes with payment terms substantially identical to the payment terms of the notes issued in that offering. Consequently, the old notes rank, and the new notes will rank, in effect, pari passu with any senior unsecured debt issued by Quebecor World (USA). As of September 30, 2003, after giving effect to the offering of the old notes and the application of the net proceeds as described under "Use of Proceeds," the subsidiaries of Quebecor World (other than Quebecor Capital and Quebecor World (USA)) would have had $275.1 million of debt, $83.4 million of which would have been senior secured debt. As of September 30, 2003, after giving effect to the offering of the old notes and the application of the net proceeds as described under "Use of Proceeds," Quebecor World (USA) would have had $183.6 million of senior unsecured debt (excluding intercompany debt) outstanding.
Covenants	The indenture governing the notes limits the ability of Quebecor Capital and Quebecor World to:
•	create liens;
•	enter into sale and leaseback transactions;
•	merge, amalgamate or consolidate; and
•	transfer or sell all or substantially all of their assets.
These covenants are subject to important qualifications and exceptions. For more details, see the section entitled "Description of the Notes—Covenants."
Optional Redemption
We may redeem all or a portion of the notes at any time, in whole or in part, before their maturity at the prices described in the section of this prospectus entitled "Description of the Notes—Optional Redemption of Notes."
Additional Amounts
All payments made by or on behalf of Quebecor Capital or Quebecor World with respect to the notes will be made without withholding or deduction for Canadian taxes unless required by law. If we are required by law to withhold or deduct for Canadian taxes with respect to a payment to the holders of notes, we will pay the additional amounts necessary so that the net amount received by the holders of notes after the withholding is not less than the amount that they would have received in the absence of the withholding. See "Description of the Notes—Payment of Additional Amounts."

Tax Redemption
We may also redeem the notes, in whole but not in part, at any time at 100% of the principal amount of the notes plus accrued and unpaid interest and special interest, if any, to the date of redemption in the event of changes affecting Canadian withholding taxes that would require Quebecor Capital or Quebecor World to pay additional amounts to holders of the notes. See "Description of the Notes—Redemption for Changes in Withholding Taxes."
Absence of an Established Market for the Notes
The old notes are not presently listed on any securities exchange nor are they quoted on any quotation system. The new notes are a new issue of securities, and currently there is no market for them. We do not intend to apply for the new notes to be listed on any securities exchange or to arrange for any quotation system to quote them. The initial purchasers have advised us that they intend to make a market for the new notes, but they are not obligated to do so. The initial purchasers may discontinue any market-making in the new notes at any time in their sole discretion. Accordingly, we cannot assure you that a liquid market will develop for the new notes.
Tax Consequences
For a discussion of the possible U.S. federal income tax consequences of an investment in the new notes, see "Tax Considerations." You should consult your own tax advisor to determine the U.S. federal, state, local and other tax consequences of an investment in the notes.
Use of Proceeds	We will not receive any cash proceeds from the issuance of the new notes in the exchange offer. See "Use of Proceeds."
Risk Factors	You should carefully consider the information set forth in the section entitled "Risk Factors" and the other information included in this prospectus in deciding whether to invest in the new notes.
Governing Law	The notes and the indenture relating to the notes are governed by New York law.

Summary Consolidated Financial Data

        The following table sets forth a summary of certain of our historical consolidated financial data for the dates and periods indicated and should be read in conjunction with our consolidated financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" which are incorporated by reference into this prospectus. The summary historical consolidated financial data for the three financial years ended December 31, 2000, 2001 and 2002 is derived from our audited consolidated financial statements. The summary historical financial data for the nine months ended September 30, 2002 and 2003 is derived from our unaudited interim consolidated financial statements, and, in the opinion of management, present fairly the financial information for such period. Our historical results are not necessarily indicative of the results that may be expected for any other period or for a full year.

        We prepare our consolidated financial statements in accordance with Canadian GAAP which differs from U.S. GAAP. There are differences between our financial results under Canadian GAAP and U.S. GAAP. You should refer to note 22 of our audited consolidated financial statements for the year ended December 31, 2002 incorporated by reference into this prospectus for a description of material differences between Canadian GAAP and U.S. GAAP as they relate to our annual financial statements.

        Certain reclassifications have been made to prior years' amounts in order to conform with the basis of presentation adopted in 2003.

        Certain financial measures used in this summary are not calculated in accordance with Canadian GAAP or U.S. GAAP. You should refer to the section of this prospectus entitled "Non-GAAP Financial Measures" for the calculations of the non-GAAP financial measures used in this prospectus and a reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measures.

				Nine Months Ended September 30,
	Year Ended December 31,
(in millions of $)
	2000	2001	2002	2002	2003
				(Unaudited)
Income Statement Data:
Revenues
North America	$5,518.9	$5,268.1	$5,078.6	$3,714.8	$3,700.9
Europe	890.4	891.3	982.3	699.3	794.2
Latin America	112.0	161.4	183.0	135.2	128.4
Inter-Segment and other	(0.2)	(0.7)	(1.9)	(0.7)	1.3

Total	6,521.1	6,320.1	6,242.0	4,548.6	4,624.8
Impairment of assets, restructuring and other charges	(2.7)	270.0	19.6	—	76.8
Operating income	727.5	347.8	543.2	402.5	163.5
Financial expenses	231.5	208.8	170.2	127.5	137.2
Net income(1)	295.4	22.4	279.3	208.7	22.5
Balance Sheet Data (as at period end):
Cash and cash equivalents	$52.7	$85.5	$2.7	$1.4	$17.3
Property, plant and equipment, net of accumulated depreciation	2,683.0	2,634.0	2,610.6	2,635.1	2,586.1
Goodwill	2,459.5	2,470.7	2,514.3	2,493.3	2,562.3
Total assets	6,520.8	6,189.2	6,207.4	6,351.1	6,337.8
Total debt(2)	2,211.8	2,132.3	1,822.4	2,094.8	2,269.6
Shareholders' equity	2,473.9	2,473.2	2,703.8	2,617.3	2,548.3

Other Financial Data and Ratios:
Depreciation of property, plant and equipment	$325.3		$314.9		$313.2		$233.3		$247.9
Amortization of deferred charges	19.8		22.9		22.4		16.4		18.8

	345.1		337.8		335.6		249.7		266.7
Operating income before depreciation and amortization	$1,072.6		$685.6		$878.8		$652.2		$430.2
Cash provided from operating activities	917.8		576.5		513.4		212.6		65.5
Additions to property, plant and equipment (cash only)	242.2		278.3		184.5		140.9		205.6
Ratio of earnings to fixed charges (rolling 12 months)(3)	3.2	x	1.7	x	3.1	x	1.5	x	1.7	x

(1)
Effective January 1, 2002, we implemented the Canadian Institute of Chartered Accountants Handbook Section 3062, Goodwill and Other Intangible Assets. The new standard requires that goodwill and intangible assets with indefinite lives no longer be amortized, but instead be tested for impairment at least annually. At January 1, 2002, we had unamortized goodwill in the amount of $2,470.7 million under Canadian GAAP, which is no longer being amortized. This change in accounting policy is not applied retroactively and the amounts presented for the prior periods have not been restated for this change. If this change in accounting policy were applied to the reported statements of income for the prior periods, the impact of the change, in respect of goodwill not being amortized, would be as follows:

				Nine Months Ended September 30,
	Year Ended December 31,
(in millions of $)
	2000	2001	2002	2002	2003
				(unaudited)
Net income	$295.4	$22.4	$279.3	$208.7	$22.5
Goodwill amortization, net of income taxes	60.5	61.4	—	—	—

Net income before goodwill amortization	$355.9	$83.8	$279.3	$208.7	$22.5

(2)
Total debt includes bank indebtedness, current portion of long-term debt and convertible notes, long-term debt and convertible notes.

(3)
For the purpose of calculating the ratio of earnings to fixed charges based on Canadian GAAP figures, (a) earnings consist of income before income taxes, fixed charges and amortization of capitalized interest, less interest capitalized and the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges and (b) fixed charges consist of interest expensed and capitalized, plus amortized premiums, discounts and capitalized expenses relating to indebtedness and an estimate of the interests within rental expense.

The
ratio of earnings to fixed charges based on figures resulting from the reconciliation to U.S. GAAP as disclosed in footnote 22 of the audited consolidated financial statements for the year ended December 31, 2002 and including goodwill amortization within earnings as defined would be the following:

	Year Ended December 31,
	2000	2001	2002
Ratio of earnings to fixed charges under U.S. GAAP (rolling 12 months)	2.9x	1.3x	3.2x

RISK FACTORS

        An investment in the new notes involves risk. You should consider carefully the risks described below as well as the other information and data included in and incorporated by reference into this prospectus before deciding to invest in the notes.

Risks Relating to Our Business

    Our revenue is subject to cyclical and seasonal variations.

        Our business is sensitive to general economic cycles and may be adversely affected by the cyclical nature of the markets we serve, as well as by local, regional, national and global economic conditions.

        The operations of our business are seasonal, with approximately two-thirds of historical operating income recognized in the third and fourth quarters of the fiscal year, primarily as a result of the higher number of magazine pages, new product launches and back-to-school, retail and holiday catalog promotions. Within any year, this seasonality could adversely affect our cash flows and results of operations.

    We operate in a highly competitive industry.

        The industry that we operate in is highly competitive in most product categories and geographic regions. Competition is largely based on price, quality, range of services offered, distribution capabilities, customer service, availability of printing time on appropriate equipment and state-of-the-art technology. We compete for commercial business not only with large national printers, but also with smaller regional printers. Over the past two years, our industry has experienced a reduction in demand for printed materials and our industry is currently experiencing excess capacity. Further, some of the industries that we service have been subject to consolidation efforts, leading to a smaller number of potential customers. Primarily as a result of this excess capacity and customer consolidation, there has been, and may continue to be, downward pricing pressure and increased competition in the printing industry. Any failure by us to compete effectively in the markets we serve could have a material adverse effect on our results of operations, financial condition and cash flows.

    Our prices, sales volumes and results of operations may fluctuate based on market factors.

        We are not able to predict market conditions and only have a limited ability to effect changes in market conditions for our printing services. We cannot assure that prices and demand for printing services will not decline from current levels. Changes to the level of supply and demand could cause our prices to continue to decline, and prolonged periods of low prices, weak demand and/or excess supply could have a material adverse effect on our business growth, results of operations and liquidity.

    Our growth strategy depends, in part, upon growth through acquisitions, making us vulnerable to financing risks and the challenges of integrating new operations into our own.

        Although we are not currently pursuing acquisition opportunities, our growth depends, in part, upon acquisitions. We cannot assure you that future acquisition opportunities will exist on acceptable terms, that any newly acquired companies will be successfully integrated into our operations or that we will fully realize the intended results of any acquisitions. We may issue subordinate voting shares and/or we may incur additional long-term indebtedness in order to finance all or a portion of the consideration to be paid in future acquisitions. We cannot assure you that we will be able to secure any such financing upon acceptable terms. While we continuously evaluate opportunities to make strategic acquisitions, we have no present commitments or agreements with respect to any material acquisitions.

    We operate in a capital intensive industry.

        Because production technologies continue to evolve, we must make capital expenditures to maintain our facilities and we may be required to make significant capital expenditures to remain technologically and economically competitive. We may be required to invest significant capital in improving our production technology in order to remain competitive. If we cannot obtain adequate capital, our business, operating results and financial condition may be adversely affected.

    We are controlled by Quebecor Inc.

        Quebecor Inc., directly and through a wholly owned subsidiary, currently holds 84.6% of the voting interest in Quebecor World. As a result, Quebecor Inc. is able to exercise significant influence over our business and affairs and has the power to determine all matters requiring shareholder approval, including the election of directors and the approval of significant corporate transactions. The interests of Quebecor Inc. may conflict with the interests of the holders of notes.

    We may be adversely affected by increases in the cost of raw materials.

        The primary raw materials that we use in the operation of our business are paper, ink and natural gas. The prices of paper and natural gas are volatile and price changes may cause significant fluctuations in our operating margins and, in the case of paper only, our revenues. We believe that we have adequate allocations with paper and ink suppliers to meet the needs of our customers, but we cannot assure you that we will be able to obtain such materials in the future from these or other suppliers in such amounts, at the prices and within the time frames we require. Our inability to obtain paper and ink on acceptable terms when needed could materially increase our costs or disrupt our operations.

    We may be adversely affected by strikes and other labor protests.

        We have 70 collective bargaining agreements and approximately 10,850 unionized employees in North America. While our relations with our employees have been stable to date and there has not been any material disruption in our operations resulting from labor disputes, we cannot assure you that we will be able to maintain a productive and efficient labor environment. We cannot predict the outcome of any future negotiations relating to the renewal of our collective bargaining agreements, nor can we assure you that we will not experience work stoppages, strikes or other forms of labor protests pending the outcome of any future negotiations. Any strikes or other forms of labor protests in the future could disrupt our operations and have a material impact on our business, financial condition or operating results.

    We may be adversely affected by interest rates and foreign exchange rates.

        We are exposed to market risks resulting from changes in interest rates and foreign exchange rates. We attempt to minimize this exposure by having a balanced variety of debt maturities as well as a combination of fixed and variable rate obligations. In addition, we enter into interest rate swap agreements to manage our interest rate exposure. We also have entered into foreign exchange forward contracts and cross-currency interest rate swaps to hedge the settlement of raw materials and equipment purchases, to set the exchange rate for foreign-denominated sales and to manage our foreign exchange exposure on net investments. There can be no assurance that these measures will be effective in the management of our interest rate and foreign exchange risk in the future.

    We are subject to environmental regulation.

        We are subject to regulation under various laws and regulations relating to the environment and to employee health and safety. These environmental regulations relate to the generation, storage,

transportation, disposal and emission into the environment of various substances. Permits are required for the operation of our business (particularly air emission permits), and these permits are subject to renewal, modification and, in certain circumstances, revocation. We are also subject to regulation under various federal, state, provincial and local laws which allow regulatory authorities to compel (or seek reimbursement for) cleanup of environmental contamination at currently owned or operated sites and at facilities where our waste is or has been disposed. We expect to incur ongoing capital and operating costs to maintain compliance with applicable environmental laws. We cannot predict the environmental legislation or regulations that may be enacted in the future or how existing or future laws or regulations will be administered or interpreted. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies or stricter interpretation of existing laws, may require additional expenditures by us, some or all of which may be material.

Risks Relating to the Notes

    If you do not properly tender your old notes, you will not receive new notes in the exchange offer, and you may not be able to sell your old notes.

        We registered the new notes, but not the old notes, under the Securities Act. The old notes may not be offered or sold except pursuant to an exemption from the registration of the Securities Act and applicable state securities laws or pursuant to an effective registration statement. We will issue new notes only in exchange for old notes that are timely received by the exchange agent, together with all required documents, including a properly completed and duly signed letter of transmittal. Therefore, you should allow sufficient time to ensure timely delivery of the old notes, and you should carefully follow the instructions on how to tender your old notes.

        Neither we nor the exchange agent is required to tell you of any defects or irregularities with respect to your tender of the old notes. If you do not tender your old notes or if we do not accept your old notes because you did not tender your old notes properly, then, after we consummate the exchange offer, you will continue to hold old notes that are subject to the existing transfer restrictions. In general, you may not offer or sell the old notes unless they are registered under the Securities Act or offered or sold in a transaction exempt from, or not subject to, the registration requirements of the Securities Act and applicable state securities laws.

        Although we may in the future seek to acquire unexchanged old notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise, we have no present plans to acquire any unexchanged old notes or to file with the SEC a shelf registration statement to permit resales of any unexchanged old notes. In addition, holders who do not tender their old notes, except for initial purchasers or holders of old notes who are prohibited by applicable law or SEC policy from participating in the exchange offer or may not resell the new notes acquired in the exchange offer without delivering a prospectus and this prospectus is not appropriate or available for such resales by such holders, will not have any further registration rights and will not have the right to receive special interest on their old notes.

    The market for the old notes may be significantly more limited after the exchange offer.

        Because we anticipate that most holders of old notes will elect to exchange their old notes, we expect that the liquidity of the market for any old notes remaining after the completion of the exchange offer may be substantially limited. Any old notes tendered and exchanged in the exchange offer will reduce the aggregate principal amount of the old notes outstanding. Accordingly, the liquidity of the market for any old notes could be adversely affected and you may be unable to sell them. The extent of the market for the old notes and the availability of price quotations would depend on a number of factors, including the number of holders of old notes remaining outstanding and the interest of securities firms in maintaining a market in the old notes. An issue of securities with a smaller number of units available for trading may command a lower, and more volatile, price than would a comparable issue of securities with a larger number of units available for trading. Therefore, the market price for the old notes that are not exchanged may be lower and more volatile as a result of the reduction in the aggregate principal amount of the old notes outstanding.

    Our indebtedness and significant interest payment requirements could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes.

        After giving effect to the offering of the old notes and the application of the net proceeds as described under "Use of Proceeds," as of September 30, 2003, we and our consolidated subsidiaries would have had total debt of $2,310.1 million. Our credit facility, the indenture governing the old notes and the new notes and the terms and conditions of our other existing indebtedness will permit us or our consolidated subsidiaries to incur or guarantee additional indebtedness, including secured indebtedness in some circumstances.

        Our degree of leverage could have significant consequences, including the following:

  •
  make it more difficult for us to satisfy our obligations with respect to the notes;

  •
  increase our vulnerability to general adverse economic and industry conditions;

  •
  require us to dedicate a substantial portion of our cash flow from operations to making interest and principal payments on our indebtedness;

  •
  limit our ability to fund capital expenditures, working capital and other general corporate purposes;

  •
  limit our flexibility in planning for, or reacting to, changes in our businesses and the industry in which we operate, including cyclical downturns in our industry;

  •
  place us at a competitive disadvantage compared to our competitors that have less debt; and

  •
  limit our ability to borrow additional funds on commercially reasonable terms, if at all.

    Although these notes are referred to as "senior notes," they will be effectively subordinated to our secured indebtedness.

        Like the old notes and the guarantees of the old notes, the new notes and the guarantees of the new notes are unsecured and will therefore be effectively subordinated to any secured indebtedness that Quebecor Capital and Quebecor World may incur to the extent of the assets securing such indebtedness. In the event of a bankruptcy or similar proceeding involving Quebecor Capital or Quebecor World, the assets which serve as collateral for any secured indebtedness will be available to satisfy the obligations under the secured indebtedness before any payments are made on the notes. After giving effect to the offering of the old notes and the application of the net proceeds as described under "Use of Proceeds," as of September 30, 2003, we and our consolidated subsidiaries would have had $2,310.1 million of debt outstanding, $83.4 million of which would have been senior secured debt.

    The guarantees of the notes will be effectively subordinated to the debt of our subsidiaries.

        Quebecor World's subsidiaries will not guarantee the notes. Therefore, the guarantees of the notes will be effectively subordinated to all of the liabilities of our subsidiaries other than Quebecor Capital. The creditors of those subsidiaries will have the right to be paid before payment on the guarantees to the holders of the notes from any cash received or held by those subsidiaries. In the event of bankruptcy, liquidation or dissolution of a subsidiary, following payment by the subsidiary of its liabilities, the subsidiary may not have sufficient assets to make payments to us. After giving effect to the offering of the old notes and the application of the net proceeds as described under "Use of

Proceeds," as of September 30, 2003, the aggregate amount of indebtedness (excluding trade payables) of Quebecor World's subsidiaries other than Quebecor Capital was $569.0 million. For a description of the ranking of the old notes and the new notes, see "Description of the Notes—Ranking."

    Canadian bankruptcy and insolvency laws may impair the trustee's ability to enforce the guarantees.

        The rights of the trustee who represents the holders of the notes to enforce remedies could be delayed by the restructuring provisions of applicable Canadian federal bankruptcy, insolvency and other restructuring legislation if the benefit of such legislation is sought with respect to us. For example, both the Bankruptcy and Insolvency Act (Canada) and the Companies' Creditors Arrangement Act (Canada) contain provisions enabling an insolvent person to obtain a stay of proceedings against its creditors and to file a proposal to be voted on by the various classes of its affected creditors. A restructuring proposal, if accepted by the requisite majorities of each affected class of creditors, and if approved by the relevant Canadian court, would be binding on all creditors within each affected class, including those creditors that did not vote to accept the proposal. Moreover, this legislation, in certain instances, permits the insolvent debtor to retain possession and administration of its property, subject to court oversight, even though it may be in default under the applicable debt instrument, during the period that the stay against proceedings remains in place.

        The powers of the court under the Bankruptcy and Insolvency Act (Canada), and particularly under the Companies' Creditors Arrangement Act (Canada), have been interpreted and exercised broadly so as to protect a restructuring entity from actions taken by creditors and other parties. Accordingly, we cannot predict whether payments under the guarantees would be made during any proceedings in bankruptcy, insolvency or other restructuring, whether or when the trustee could exercise its rights under the indenture governing the notes or whether and to what extent holders of the notes would be compensated for any delays in payment, if any, of principal, interest and costs, including the fees and disbursements of the trustee.

    An active trading market for the new notes may not develop.

        There is currently no public market for the new notes. The new notes are a new issue of securities with no existing trading market. We do not intend to have the new notes listed on a national securities exchange. Accordingly, we cannot assure you of the liquidity of the market for the new notes or the prices at which you may be able to sell the new notes.

    Non-U.S. holders of the notes are subject to restrictions on the resale of the notes.

        We sold the old notes in reliance on exemptions from the laws of other jurisdictions where the notes were offered and sold, and therefore the old notes may be transferred and resold only in compliance with the laws of those jurisdictions to the extent applicable to the transaction, the transferor and/or the transferee. Although we registered the new notes under the Securities Act, we did not, and do not intend to, qualify by prospectus in Canada the new notes, and, accordingly, the new notes will remain subject to restrictions on resale in Canada. In addition, non-U.S. holders will remain subject to restrictions imposed by the jurisdiction in which the holder is resident. See "The Exchange Offer—Resale of the New Notes."

    U.S. investors in the notes may have difficulties enforcing certain civil liabilities.

        Quebecor World is governed by the laws of Canada. Moreover, our controlling persons and a majority of our directors and officers, as well as some of the experts named in this prospectus, are residents of Canada or other jurisdictions outside of the United States and all or a substantial portion of their assets and a significant portion of our assets are located outside of the United States. As a result, it may be difficult for holders of notes to effect service of process upon us or such persons within the United States or to enforce, against us or them in the United States, judgments of courts of the United States predicated upon the civil liability provisions of U.S. federal or state securities laws or other laws of the United States. In addition, we have been advised by our Canadian counsel that there is doubt as to the enforceability in Canada of liabilities predicated solely upon U.S. federal or state securities laws against us, our controlling persons, directors, and officers and the experts named in this prospectus who are not residents of the United States, in original actions or in actions for enforcements of judgments of U.S. courts.

BUSINESS

Overview

        We are one of the largest commercial print media services companies in the world. We offer our customers state-of-the-art web offset, gravure and sheetfed printing capabilities in seven distinct product categories. We service our various markets and offer our products through our broad production and distribution network, which consists of more than 160 printing and related facilities in the United States, Canada, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Finland, Switzerland, Argentina, Peru, Mexico, Brazil, Chile, Colombia and India. For the 12-month period ended September 30, 2003, we had revenues of $6.3 billion.

Industry Overview

        Commercial printing is a highly fragmented, capital-intensive manufacturing industry. We believe that the ten largest competitors in the North American and European commercial printing markets have, in aggregate, less than 25% of the total share of each of their respective markets. In North America alone, there are more than 32,000 commercial printers.

        Commercial printers compete within specific product categories on the basis of price, quality, range of services offered, distribution capabilities, customer service, availability of printing time on appropriate equipment and state-of-the-art technology. Small competitors are typically limited to servicing customers for a specific product category within a regional market. Larger and more diversified commercial printers with greater geographic coverage have the ability to serve national and global customers across multiple product segments.

        The printing industry is sensitive to prevailing economic conditions and their impact on demand for printing services, which can cause periods of excess market capacity and competitive pricing. Industry analysts consider most of the industry's markets to be currently oversupplied.

        As of October 31, 2003 and based on 2002 revenues, we were the largest commercial print media services company in the world.

Source: Annual filings, unless otherwise indicated. Fiscal year 2002 data.

(1)
On November 9, 2003, R.R. Donnelley & Sons Company and Moore Wallace Inc. announced that they signed a definitive agreement to combine their companies.

(2)
Based on S-4 filing.

(3)
The average annual Euro to U.S. dollar exchange rate was €0.9461 to $1.00 for the year ended December 31, 2002.

(4)
Source: Quad/Graphics website. Limited disclosure is available because Quad/Graphics is a private company.

(5)
Year ended October 31, 2002. The average annual Canadian dollar to U.S. dollar exchange rate was Cdn$1.5735 to $1.00 for the year ended October 31, 2002.

Overview of Our Business

        For the twelve months ended September 30, 2003, we had total revenues of $6.3 billion. Our revenue breakdown by product and by segment for the twelve months ended September 30, 2003 is as follows:

Revenue by Product	Revenue by Segment

    Magazines

        We are the world's leading printer of consumer magazines. We print more than 1,000 magazine titles, including Time, Sports Illustrated, People Weekly, Fortune, Money, TV Guide, Southern Living, Car and Driver, Le Figaro Magazine, Reader's Digest, Maclean's, L'Actualité, Châtelaine, Flare, 7 Jours, T.V. Magazine, ESPN, Woman's Day, Good Housekeeping, Elle, Rolling Stone, Newsweek, US News & World Report, Cosmopolitan, GQ, Vogue, Forbes, Veja, Aftonbladet TV/Sunday, Expressen TV/Sunday, American Profile, Cooking Light, Family Fun, Golf Digest, Maxim, Motor Trend, Parents, Self, Paris Match, Snej Dej and Version Femme. We print approximately 45% of the top 125 magazine titles in North America and maintain a global print platform with operations in the United States, Canada, Europe and Latin America.

        We believe that we are the industry leader in producing weekend newspaper magazines, four-color magazines that are inserted in major-market weekend newspapers. We print nationally syndicated weekend magazines, such as Parade and USA Weekend, as well as locally edited and distributed weekend newspaper magazines. In the United Kingdom, we are an important supplier of weekend supplements for Associated Newspapers, Mirror Group Newspapers and Guardian Newspapers.

        We have invested in pre-media (computer-to-plate) and press technology to enhance our ability to service the magazine market. For the production of medium to long-run magazines, we believe that we hold a competitive advantage in that our plants have selective-binding and ink-jet imaging capabilities and can utilize our mail analysis system.

        We also print comic books for leading companies such as D.C. Comics, Marvel Entertainment, Image Comics and Archie Comic Publications. In the comic book market, we operate an on-line computer management system that provides publishers with information regarding the production and distribution status of each of their titles.

    Catalogs

        We are the largest printer of catalogs in the world, printing several hundred different catalogs on an annual basis for many of North America's direct mail retailers including L.L. Bean, Ikea, Victoria's Secret, BryLane, Office Depot, Scholastic, Blair, Sears, Avon, Circuit City, JC Penney, Oriental Trading Co., Seton, United Stationers and Williams-Sonoma. We offer special catalog services, including list services, to help customers compile effective lists for distribution, selective-binding capacity to allow customers to vary catalog content to meet their customers' demographic and purchase patterns, and ink-jet addressing and messaging to personalize messages for recipients. This technology partially offsets postage-cost increases by eliminating pages of products that do not fit a buyer's demographic or purchasing profile. Our global network also allows us to offer our customers one-stop shopping for all of their catalog needs in North America, Europe and Latin America.

    Retail Inserts

        Our retail inserts customers include large retailers, such as Sears, Walgreen's, Home Depot, Staples, Rite-Aid, Wal-Mart, CVS, JC Penney, Shoppers Drug Mart, Canadian Tire, Radio Shack, Carrefour, RONA, Conforama, Leclerc, A&P, Albertsons, Casino, Castorama, Intermarché, Jean Coutu, Kvickly, Value City and Loblaw's. In North America, our 13 rotogravure process printing plants offer both the coast-to-coast manufacturing network and the long-run efficiencies required to serve large retail customers. In Canada, we print inserts and circulars using heatset and coldset web offset and rotogravure processes in accordance with customer requirements. In Europe, we have five rotogravure process printing plants in France, one in Belgium and two in the Nordic region. We also offer digital engraving and related pre-press processes, both of which enhance quality and shorten time-to-market.

    Specialty Printing and Direct Mail

        Products in our commercial and direct categories include annual reports, corporate prospectuses, promotional literature, calendars, posters, direct-mail products, highly personalized catalog wraps, promotions for the auto industry and other custom items. Our smaller size web and sheetfed printing presses permit us to offer custom colors, coatings, finishes and specialized binding to produce a wide variety of print products. We provide numerous print-related services to customers through desktop publishing and electronic pre-media technology including typesetting, pre-press, circulation fulfillment, list management, mailing and distribution.

        Our direct mail division is the international leader in the application of versioning, ink-jet addressing, print-on-demand technology and computer-to-plate techniques, which are critical to the customized production and compressed cycle times that today's customers demand.

    Books

        We are the North American industry leader in book manufacturing. Our book group is an industry leader in the application of new technologies for book production including electronic pre-media, information networking, digital printing, computer-to-plate and electronic data interchange. With plants in the United States, Spain and Latin America, we serve more than 1,000 publishing customers globally, including Simon & Schuster, Scholastic, Thomas Nelson Publishers, Time Warner, McGraw-Hill, Pearson, Houghton-Mifflin, Harlequin, Reed Elsevier, MacMillan, Random House, Santillana, Thomson Publishing, Walt Disney and Reader's Digest.

        In keeping with our full-service approach, we also provide on-demand printing services for small quantities of books, brochures, technical documents and similar products that are produced quickly and at a relatively low cost.

    Directories

        We are the largest directory printer in Canada and one of the largest directory printers in both North America and Latin America. We print telephone and other directories for a large number of companies including Pacific Bell, Qwest-Dex, BellSouth, Listel, Telmex, Verizon Information Services, SBC Smart Yellow Pages Group, Teléfonica de España, TransWestern Publishing, MTS Advanced, Yellow Book USA and Yellow Pages Group Co. In 1994, we began producing directories for the Indian domestic market at our directory facility near New Delhi, India.

    Pre-Media, Logistics and Other Value-Added Services

        We are a leader in the transition from conventional pre-press to all-digital workflow, providing a complete spectrum of film and digital preparation services, from traditional paste-up and color separation to state-of-the-art, all-digital pre-media, as well as digital emerging and digital archiving. Such pre-media services include the color electronic pre-media system, which takes artwork from idea to final product, and desktop publishing, which gives the customer greater control over the finished product. These pre-media services are especially helpful to smaller customers, who may not have the capital to employ such equipment or who may have to rely on third-party vendors, which may result in coordination and delay problems. Our specialized digital and pre-media facilities, which are strategically located close to and, in certain cases, onsite at customers' facilities, provide our customers with high quality, 24-hour preparatory services linked directly to our various printing facilities. In addition, our computer systems enable us to electronically exchange both images and textual material directly between our facilities and our customers' business locations. The integrated pre-media operations provide us with competitive advantages over traditional pre-press shops that are not able to provide the same level of integrated services. Que-Net Media, one of our divisions, brings together our full range of digital technologies and pre-media assets allowing us to focus on providing a more comprehensive range of solutions to our customer base. Other value-added services that we currently provide include mailing list generation, shipping and distribution expertise, ink-jet personalizing and customer-targeted binding.

        Quebecor World Logistics Inc., one of our subsidiaries, provides complete logistics services including customized door-to-door planning, management, transportation, delivery and tracking solutions, providing customers with cost-effective, efficient and trackable distribution services. Quebecor World Logistics Inc. is the largest business partner of the U.S. Postal Service by volume.

Business Segments

        We are one of the few commercial printers possessing the ability to serve customers on a regional, national and global basis. As a result, we have been able to build a substantial business within each of the North American (including both the U.S. and Canada) and European segments and to pursue our expansion in Latin America.

        We believe that the product and geographical diversity of our customer base serves to reduce the impact of dramatic fluctuations in product-line and local market demand on our business.

    North America

        In the United States, we are one of the largest commercial printers with more than 94 printing and related facilities and approximately 24,200 employees operating in 31 states. We are a leader in the printing of books, magazines, retail inserts, catalogs, specialty printing and direct mail.

        We are also the largest commercial printer in Canada, with 31 printing and related facilities in six provinces and more than 5,200 employees. We offer a diversified mix of printed products and related value-added services to the domestic market and internationally, including substantial exports to the United States.

    Europe

        In Europe, we operate in France, Belgium, Switzerland, the United Kingdom, Spain, Sweden, Austria and Finland, with 30 printing and related facilities and approximately 5,800 employees serving customers in 13 European countries. We are one of the largest commercial printers in Europe.

    Latin America

        We operate in Latin America with eight printing and related facilities and approximately 2,700 employees.

Our Strategy

        We have become one of the largest commercial printers in the world through a series of acquisitions combined with internal growth. We remain focused on reducing our cost structure and improving our efficiency in order to maintain our low-cost base and position ourselves for improved earnings when our markets recover. Restructuring initiatives undertaken between 2001 and the present include consolidation of vendors and centralized procurement, increased manufacturing and operational efficiency, as well as reduced overhead costs. Our low cost base, in addition to our competitive strengths, enables us to provide superior customer service and meet our clients' growing needs, enhancing our ability to maintain long-term relationships with industry leaders. Such competitive advantages include broad geographic coverage, a single source of printing services, technological capabilities, contractual relationships with customers, economies of scale, a large manufacturing base, disciplined growth and financial integrity.

    Broad Geographic Coverage

        Certain of our largest customers utilize simultaneous printing in several of our locations. We are one of the few commercial printers that can service these customers in virtually all of their markets, allowing them to coordinate their requirements. In addition, multi-plant, simultaneous printing makes delivery more efficient and lowers distribution costs for national products such as Parade and USA Weekend.

    Single-Sourcing

        By providing our customers with a wide variety of printing, pre-press, post-press and distribution services, we are able to become a more integral element in our customers' publishing processes, while simultaneously expanding our sources of revenues. As large customers increasingly centralize their purchasing of printing services, we believe that our ability to provide a single source of comprehensive printing services and broad geographical coverage is a competitive advantage, since customers are not required to contract with numerous smaller competitors.

        When customers are offered the option of efficiently meeting all of their printing needs with us as their sole service provider, we also have the opportunity to become an integral part of their businesses and potentially expand our sources of revenue by providing them with additional products and services.

    Technological Capabilities

        We are committed to the effective use of state-of-the-art technology, including developing new printing technologies, upgrading existing printing assets and further developing our integrated services. Our technological capabilities have enabled us to lower our cost position and to better serve our customers by improving the quality, flexibility, speed and cost of production. Keeping pace with the technological developments requires substantial capital expenditures. The breadth of our business enables us to spread technological investments over numerous facilities and product segments and our size enables us to lower our relative cost position by spreading fixed capital investments over our revenue base.

    Contractual Relationships with Customers

        We have long-term printing contracts with many of our largest customers. The costs of certain raw materials, particularly paper, are generally passed through to these customers. In addition, most of our long-term contracts contain price adjustment clauses, which are based on increases in the inflation rate. Our significant long-term contracts range in duration between one and ten years, but are more typically in the three to five year range.

    Economies of Scale

        We enjoy significant economies of scale which we believe provide a relative cost advantage over many of our competitors. In 1998, we opened a global procurement office in Fribourg, Switzerland which has given us the purchasing power to purchase significant quantities of both printing equipment and raw materials and has enabled us to purchase both raw materials, primarily paper and ink, and equipment, on comparatively favorable terms. Our enhanced purchasing power also increases the availability of raw materials in tight markets and allows us to achieve economies of scale in both materials and equipment.

        By consolidating our platforms into fewer, but larger and more specialized plants, we have reduced administrative costs and we continue to achieve improved economies of scale. Additionally, our increased plant specialization allows for greater efficiency and improved distribution, reducing the final cost to our customers and improving our speed of delivery.

        The growth of new media provides us with further opportunities to exploit our economies of scale. Increasingly, clients seek to repackage information so that it can be used in both printed and electronic forms. We have implemented digital workflows and have provided tools, including our Digital Asset Management System and Automated Publishing System, to facilitate the re-use of information in a more cost effective manner.

    Large Manufacturing Base

        Our diversity and breadth of plant and press capability, product mix and large customer base facilitate high levels of capacity utilization. Most of our printing presses can produce a variety of printed products, and we frequently allocate orders among our facilities to optimize our equipment utilization. In addition, our large manufacturing base combined with our technological capabilities enable us to improve customer service and operating margins by transferring technology and maximizing the printing capabilities of our facilities.

    Disciplined Growth

        Printing is an industry characterized by a high degree of fragmentation and consolidation opportunities. We have an established track record of disciplined growth. Since 1988, we have made more than 65 acquisitions valued at more than $5.5 billion, 15 of which had an acquisition price in excess of $50 million.

        The following table sets forth our most significant acquisitions since 1988.

Year	Acquisition	Country	Consideration*
			(millions of $)
1988	BCE PubliTech Inc.	Canada	$191
1990	Graphics Holding Enterprises Inc.	U.S.	532
1994	Arcata Corporation (Book Group)	U.S.	181
1995	Financière Jean Didier	France	337
1997	AmerSig Graphics Inc.	U.S.	116
1997	Franklin Division of Brown Printing Company	U.S.	125
1998	TINA	Sweden and Finland	272
1999	World Color Press	U.S.	2,724
2001	Retail Printing Corporation	U.S.	128
2002	European Graphic Group S.A., a subsidiary of Hachette Filipacchi Medias	France and Belgium	71

*    Including assumption of long-term debt net of cash and cash equivalents.

        We are focused on deploying the capital required to meet client expectations and position our platform for the next decade. Investment decisions are currently being made based on the ability to achieve short-term payback with high return on investment.

    Financial Integrity

        We take a disciplined approach to leverage. We take advantage of our ability to generate free cash flow to use our leverage capacity to fund growth through acquisitions and promptly repay acquisition-related debt. When not engaged in acquisitions, we use our free cash flow to reduce our long term debt. We intend to continue to employ this strategy in the future.

MANAGEMENT

Directors and Executive Officers

        Detailed information regarding the identity, background and compensation paid to directors and executive officers of Quebecor World is incorporated by reference into this prospectus from the Management Proxy Circular dated February 28, 2003 relating to our annual meeting of shareholders held on April 2, 2003 and from our Annual Information Form dated May 12, 2003 for the year ended December 31, 2002.

        The directors of Quebecor Capital are Claude Hélie, David Boles and Paul Runko. Messrs. Hélie and Boles are also executive officers of Quebecor World. Mr. Runko has been a director of Quebecor Capital since March 2003 and has been Vice President, Client Financial Services of Quebecor Capital since January 2002. From 1997 to the present, Mr. Runko has been Vice President, Client Financial Services of Quebecor World.

        The names and titles of the executive officers of Quebecor Capital are as set forth below:

Name	Title
David Boles	President
Claude Hélie	Executive Vice President
Denis Aubin	Senior Vice President and Treasurer
Raynald Lecavalier	Vice President, Corporate General Counsel and Secretary
Pierre R. Martel	Vice President, Taxation
Nicolas Lavoie	Assistant Treasurer
Paul Runko	Vice President, Client Financial Services
Robert Stepusin	Executive Vice President, Finance and Administration

        Other than Messrs. Runko and Stepusin, all of the executive officers of Quebecor Capital are, and, with the exception of Mr. Hélie who became Executive Vice President and Chief Financial Officer of Quebecor World in February 2003, have been since December 31, 2002, executive officers of Quebecor World.

        Mr. Stepusin has been the Executive Vice President, Finance and Administration of Quebecor Capital since September 2003. From April 2003 to the present, Mr. Stepusin has been the Executive Vice President, Finance and Administration, North America for Quebecor World. From 2001 to April 2003, he was Senior Vice President of Finance, Retail Group of Quebecor World and from April 1999 to 2001, he was Vice President, Finance, Magazine and Catalog of Quebecor World. From 1998 to April 1999, Mr. Stepusin was Group Controller for American Color Graphics.

Compensation of Directors and Executive Officers

        None of the directors or executive officers of Quebecor Capital are compensated by Quebecor Capital. All compensation paid to the directors and executive officers of Quebecor Capital is paid by Quebecor World.

USE OF PROCEEDS

        We will not receive any cash proceeds from the exchange offer. Because we are exchanging the new notes for the old notes, which have substantially identical terms, the issuance of the new notes will not result in any increase in our indebtedness. The exchange offer is intended to satisfy our obligations under the registration rights agreement. The proceeds from the offering of the old notes, net of commissions and expenses, was $592.0 million. The net proceeds of the offering of the old notes received by Quebecor Capital were advanced to Quebecor World (USA), an indirect wholly-owned subsidiary of Quebecor World. The advance was represented by notes issued by Quebecor World (USA) to Quebecor Capital, with payment terms substantially identical to the payment terms of the old notes. Quebecor World (USA) used the proceeds of the offering of the old notes to repurchase most of its 7 3/4% senior notes due 2009 and to redeem its 8 3/8% senior notes due 2008. Quebecor World (USA) intends to ultimately use the remainder of the proceeds to redeem the remainder of the outstanding 7 3/4% senior notes due 2009. Until the redemption of the remainder of the outstanding 7 3/4% senior notes due 2009 occurs, Quebecor World (USA) intends to use the net proceeds of the offering of the old notes to reduce existing bank indebtedness and for general corporate purposes.

CAPITALIZATION

        The following table sets forth the cash and consolidated capitalization of Quebecor World, as at September 30, 2003 and as adjusted to give effect to (a) the issuance of the old notes and (b) the application of the net proceeds of the offering of the old notes as described under "Use of Proceeds." This table should be read in conjunction with our unaudited interim consolidated financial statements for the nine months ended September 30, 2003 which are incorporated by reference into this prospectus.

	As at September 30, 2003
(in millions of $)
	Actual	As Adjusted(1)
	(Unaudited)
Cash and cash equivalents	$17.3	$17.3

Bank indebtedness	$1.2	$1.2
Long-term debt(2)
8 3/8% senior notes due 2008	258.4	—
7 3/4% senior notes due 2009	293.7	—
Notes offered hereby	—	600.0
Revolving bank facility and commercial paper	607.5	600.1
Other senior notes (public and private)	921.0	921.0
Other debt	71.6	71.6

	2,152.2	2,192.7
Convertible notes(3)	116.2	116.2
Minority interest	22.0	22.0
Shareholders' equity:
Capital stock	1,690.1	1,690.1
Additional paid-in capital	103.5	103.5
Retained earnings	804.4	785.9
Translation adjustment	(49.7)	(49.7)

	2,548.3	2,529.8

Total capitalization	$4,839.9	$4,861.9

(1)
Including one time charges related to the refinancing estimated at $18.5 million (net of taxes) which have been applied against retained earnings. These one time charges are composed of redemption premiums and write-offs of unamortized assets and liabilities related to the senior notes to be redeemed or repurchased.

(2)
Including current portion of long-term debt.

(3)
Including current portion of convertible notes.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following table sets forth, for the periods and the dates indicated, certain consolidated financial data and should be read in conjunction with our consolidated financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Conditions and Results of Operations" for the year ended December 31, 2002 and for the nine-month period ended September 30, 2003 which are incorporated by reference into this prospectus. Our selected consolidated financial data for each of the five years in the five-year period ended December 31, 2002 is derived from our consolidated financial statements audited by KPMG LLP. Our selected consolidated financial data for the nine-month periods ended September 30, 2002 and 2003 is derived from our unaudited interim consolidated financial statements, and, in the opinion of our management, present fairly the financial information for such period. The nine-month results are not necessarily indicative of the results which may be expected for any other period or for a full year.

        We prepare our consolidated financial statements in accordance with Canadian GAAP which differs from U.S. GAAP. There are differences between our financial results under Canadian GAAP and U.S. GAAP. You should refer to note 22 of our audited consolidated financial statements for the year ended December 31, 2002 incorporated by reference into this prospectus for a description of material differences between Canadian GAAP and U.S. GAAP as they relate to our annual financial statements.

        Certain reclassifications have been made to prior years' amounts in order to conform with the basis of presentation adopted in 2003.

						Nine Months Ended September 30,
	Year Ended December 31,
(in millions of $, except for per share data)
	1998(1)	1999(1)	2000	2001	2002	2002	2003
						(Unaudited)
Income Statement Data:
Revenues	$3,808.2	$4,952.5	$6,521.1	$6,320.1	$6,242.0	$4,548.6	$4,624.8
Operating expenses
Cost of sales	2,987.9	3,860.2	5,009.3	4,896.3	4,856.2	3,529.4	3,749.4
Selling, general and administrative	287.4	347.9	459.5	488.8	507.0	382.1	385.3
Depreciation and amortization	215.8	271.9	327.5	317.2	316.0	234.6	249.8
Impairment of assets, restructuring and other charges	—	180.0	(2.7)	270.0	19.6	—	76.8

Operating income	$317.1	$292.5	$727.5	$347.8	$543.2	$402.5	$163.5
Financial expenses	64.3	122.2	231.5	208.8	170.2	127.5	137.2

Income before income taxes	$252.8	$170.3	$496.0	$139.0	$373.0	$275.0	$26.3
Income taxes	72.9	48.4	137.7	52.0	90.9	64.6	2.4
Minority interest	3.2	12.7	2.4	3.2	2.8	1.7	1.4

Net income before goodwill amortization	$176.7	$109.2	$355.9	$83.8	$279.3	$208.7	$22.5
Goodwill amortization, net of income taxes(2)	17.0	31.7	60.5	61.4	—	—	—

Net Income	$159.7	$77.5	$295.4	$22.4	$279.3	$208.7	$22.5

Earnings (loss) per share diluted	$1.29	$0.54	$1.91	$—	$1.76	$1.31	($0.03)

Other Financial Data and Ratios:
Cash provided from operating activities	$413.9	$710.1	$917.8	$576.5	$513.4	$212.6	$65.5
Additions to property, plant and equipment (cash only)	312.1	194.7	242.2	278.3	184.5	140.9	205.6
Acquisitions of business, net of cash and cash equivalents(3)	260.2	923.2	5.3	138.9	0.3	0.3	7.5
Ratio of earnings to fixed charges (rolling 12 months)(4)	3.8x	2.2x	3.2x	1.7x	3.1x	1.5x	1.7x
Balance Sheet Data (at period end):
Cash and cash equivalents	$0.3	$3.6	$52.7	$85.5	$2.7	$1.4	$17.3
Trade receivable, net of allowances of doubtful accounts	695.9	743.3	584.1	366.6	466.9	533.2	540.0
Inventories	233.0	486.2	461.4	377.1	409.4	430.4	426.4
Total assets	3,906.5	6,907.0	6,520.8	6,189.2	6,207.4	6,351.1	6,337.8
Working capital	248.3	72.5	(66.5)	(194.5)	(209.3)	(39.0)	23.6
Total debt(5)	1,265.8	2,845.5	2,211.8	2,132.3	1,822.4	2,094.8	2,269.6
Shareholders' equity	1,563.5	2,318.4	2,473.9	2,473.2	2,703.8	2,617.3	2,548.3

(1)
Our 1998 figures have been restated to reflect our adoption in 1999 of new Canadian disclosure guidelines regarding statements of cash flow and the presentation of goodwill. Our 1998 and 1999 figures have been restated to reflect our adoption in the first quarter of 2000 of the Accounting Standards Board of the Canadian Institute of Chartered Accountants new requirements for accounting for employee future benefits and future income taxes. Essentially, the guidelines and requirements we adopted are generally in line with United States FAS 106, 112 and 109 covering the same subjects.

(2)
Effective January 1, 2002, we implemented the Canadian Institute of Chartered Accountants Handbook Section 3062, Goodwill and Other Intangible Assets. The new standard requires that goodwill and intangible assets with indefinite lives no longer be amortized, but instead be tested for impairment at least annually. At January 1, 2002, we had unamortized goodwill in the amount of $2,470.7 million under Canadian GAAP, which is no longer being amortized. This change in accounting policy is not applied retroactively and the amounts presented for the prior periods have not been restated for this change. If this change in accounting policy were applied to the reported statements of income for the prior periods, the impact of the change, in respect of goodwill not being amortized, would be as follows:

						Nine Months Ended September 30,
	Year Ended December 31,
(in millions of $)
	1998	1999	2000	2001	2002	2002	2003
						(unaudited)
Net income	$159.7	$77.5	$295.4	$22.4	$279.3	$208.7	$22.5
Goodwill amortization, net of income taxes	17.0	31.7	60.5	61.4	—	—	—

Net income before goodwill amortization	$176.7	$109.2	$355.9	$83.8	$279.3	$208.7	$22.5

(3)
Includes only the cash portion of the acquisitions; other amounts were paid in capital stock, principally in 1999 for the acquisition of World Color when shares were issued in an amount equal to $591.3 million.

(4)
For the purpose of calculating the ratio of earnings to fixed charges based on Canadian GAAP figures, (a) earnings consist of income before income taxes, fixed charges and amortization of capitalized interest, less interest capitalized and the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges and (b) fixed charges consist of interest expensed and capitalized, plus amortized premiums, discounts and capitalized expenses relating to indebtedness and an estimate of the interests within rental expense.

  The ratio of earnings to fixed charges based on figures resulting from the reconciliation to U.S. GAAP as disclosed in footnote 22 of the audited consolidated financial statements for the year ended December 31, 2002 and including goodwill amortization within earnings as defined would be the following:

	Year Ended December 31,
	1998	1999	2000	2001	2002
Ratio of earnings to fixed charges under U.S. GAAP (rolling 12 months)	3.6x	1.9x	2.9x	1.3x	3.2x
(5)
Total debt includes bank indebtedness, current portion of long-term debt and convertible notes, long-term debt and convertible notes.

NON-GAAP FINANCIAL MEASURES

        The following table sets forth (a) the non-GAAP financial measures and other measures used in this prospectus and in our consolidated financial statements which are incorporated by reference into this prospectus, (b) the components of those non-GAAP financial measures and other measures and (c) a reconciliation of those non-GAAP financial measures to the most directly comparable Canadian GAAP financial measures and a calculation of the other measures.

        We use non-GAAP financial measures because we believe that they are meaningful measures of our performance. Our method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this prospectus may not be comparable to other similarly titled measures disclosed by other companies.

						Nine Months Ended September 30,
	Year Ended December 31,
(in millions of $, except for per share data)
	1998(1)	1999(1)	2000	2001	2002	2002	2003
						(Unaudited)
Operating income before impairment of assets, restructuring and other charges ("IAROC")
Operating income	$317.1	$292.5	$727.5	$347.8	$543.2	$402.5	$163.5
Plus:
IAROC	—	180.0	(2.7)	270.0	19.6	—	76.8

Operating income before IAROC as defined	$317.1	$472.5	$724.8	$617.8	$562.8	$402.5	$240.3

Operating income before depreciation and amortization
Operating income	$317.1	$292.5	$727.5	$347.8	$543.2	$402.5	$163.5
Plus:
Depreciation of property, plant and equipment	214.2	269.7	325.3	314.9	313.2	233.3	247.9
Amortization of deferred charges	9.6	16.3	19.8	22.9	22.4	16.4	18.8

Operating income before depreciation and amortization as defined	$540.9	$578.5	$1,072.6	$685.6	$878.8	$652.2	$430.2

Operating income before depreciation, amortization and IAROC
Operating income	$317.1	$292.5	$727.5	$347.8	$543.2	$402.5	$163.5
Plus:
Depreciation of property, plant and equipment	214.2	269.7	325.3	314.9	313.2	233.3	247.9
Amortization of deferred charges	9.6	16.3	19.8	22.9	22.4	16.4	18.8
IAROC	—	180.0	(2.7)	270.0	19.6	—	76.8

Operating income before depreciation, amortization and IAROC as defined	$540.9	$758.5	$1,069.9	$955.6	$898.4	$652.2	$507.0

Free cash flow (outflow) from operations
Cash provided by operating activities	$413.9	$710.1	$917.8	$576.5	$513.4	$212.6	$65.5
Dividends on preferred shares	(10.7)	(10.2)	(10.0)	(20.5)	(36.2)	(21.6)	(25.9)
Additions to property, plant and equipment (cash only)	(312.1)	(194.7)	(242.2)	(278.3)	(184.5)	(140.9)	(205.6)
Net proceeds from disposal	33.7	47.4	81.7	9.5	27.1	7.3	2.2

Free cash flow (outflow) from operations as defined	$124.8	$552.6	$747.3	$287.2	$319.8	$57.4	($163.8)

Debt-to-capitalization ratio
Bank indebtedness	$15.6	$5.6	$3.1	$0.1	$0.3	$0.1	$1.2
Current portion of long-term debt and convertible notes	51.1	77.3	87.2	57.0	38.5	43.2	22.4
Long-term debt	1,140.9	2,582.9	2,015.6	1,961.9	1,668.6	1,937.0	2,135.8
Convertible notes	58.2	179.8	105.9	113.3	115.0	114.5	110.2

Total debt	$1,265.8	$2,845.6	$2,211.8	$2,132.3	$1,822.4	$2,094.8	$2,269.6
Minority interest	17.4	22.0	20.6	14.2	20.9	9.8	22.0
Shareholders' equity	1,563.5	2,318.4	2,473.9	2,473.2	2,703.8	2,617.3	2,548.3

Capitalization	$2,846.7	$5,186.0	$4,706.3	$4,619.7	$4,547.1	$4,721.9	$4,839.9

Debt-to-capitalization ratio as defined	44:56	55:45	47:53	46:54	40:60	44:56	47:53

Book value per share
Shareholders' equity	$1,563.5	$2,318.4	$2,473.9	$2,473.2	$2,703.8	$2,617.3	$2,548.3
Preferred Shares	(212.5)	(212.5)	(212.5)	(456.5)	(456.5)	(456.5)	(456.5)

	$1,351.0	$2,105.9	$2,261.4	$2,016.7	$2,247.3	$2,160.8	$2,091.8
Ending number of subordinate voting and multiple voting shares	115.8	147.7	146.1	140.2	141.1	141.0	131.8

Book value per share as defined	$11.7	$14.3	$15.5	$14.4	$15.9	$15.3	$15.9

(1)
Our 1998 figures have been restated to reflect our adoption in 1999 of new Canadian disclosure guidelines regarding statements of cash flow and the presentation of goodwill. Our 1998 and 1999 figures have been restated to reflect our adoption in the first quarter of 2000 of the Accounting Standards Board of the Canadian Institute of Chartered Accountants new requirements for accounting for employee future benefits and future income taxes. Essentially, the guidelines and requirements we adopted are generally in line with United States FAS 106, 112 and 109 covering the same subjects.

CREDIT RATINGS

        The notes have been assigned a rating of BBB- with stable outlook by S&P and a rating of Baa2, which is under review for potential downgrade, by Moody's. Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities. A rating outlook assesses the potential direction of a credit rating over the intermediate to longer term.

        S&P's credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to S&P, debt securities rated BBB by S&P exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet the financial commitments on the notes. The addition of a plus (+) or minus (-) designation after a rating indicates the relative standing within a particular rating category.

        Moody's credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to the Moody's rating system, debt securities rated Baa are considered medium-grade obligations that are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such debt securities lack outstanding investment characteristics and in fact have speculative characteristics as well. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category. See "Summary—Recent Developments" for a discussion of recent events relating to the rating of our indebtedness by Moody's.

        The credit ratings accorded to the notes by the rating agencies are not recommendations to purchase, hold or sell the notes inasmuch as such ratings do not comment as to market price or suitability for a particular investor. Any rating may not remain in effect for any given period of time or may be revised or withdrawn entirely by a rating agency in the future if in its judgement circumstances so warrant, and if any such rating is so revised or withdrawn, we are under no obligation to update this prospectus.

        DBRS' credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BBB (low) by DBRS is the fourth highest of nine categories and is assigned to debt securities considered to be of satisfactory credit quality. Protection of interest and principal is considered adequate, but the degree of strength is less than with A rated entities. Entities rated BBB are considered to be more susceptible to adverse changes in financial and economic conditions, or there may be other adversities present which reduce the strength of the entity and its rate securities. The assignment of a "(high)" or "(low)" modifier within each rating category indicates relative standing within such category. The "high" and "low" grades are not used for the AAA category.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

        On November 3, 2003, we sold the old notes in a private placement exempt from the registration requirements of the Securities Act to Citigroup Global Markets Inc., Banc of America Securities LLC, RBC Dominion Securities Corporation, ABN AMRO Incorporated, BNP Paribas Securities Corp., Scotia Capital (USA) Inc., TD Securities (USA) Inc., Harris Nesbitt Corp., Wachovia Capital Markets, LLC, CIBC World Markets Corp., Putnam Lovell NBF Securities Inc., Barclays Capital Inc., Fleet Securities, Inc. and Tokyo-Mitsubishi International plc, as initial purchasers. The initial purchasers then resold the old notes pursuant to an offering memorandum, dated October 29, 2003 in reliance upon Rule 144A and Regulation S under the Securities Act. On November 3, 2003, Quebecor Capital and Quebecor World entered into a registration rights agreement with the initial purchasers. A copy of the registration rights agreement has been filed as an exhibit to the registration statement that includes this prospectus, and this summary of some of the provisions of the registration rights agreement under this section does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement.

        Under the registration rights agreement, we agreed, among other things, to:

  •
  file an exchange offer registration statement with the SEC with respect to a registered offer to exchange without novation the old notes for the new notes no later than February 2, 2004;

  •
  use our best efforts to cause the exchange offer registration statement to be declared effective under the Securities Act no later than April 1, 2004; and

  •
  keep the registered exchange offer open for not less than 30 days (or longer if required by applicable law) after the date notice of the registered exchange offer is mailed to the holders of the old notes.

Under the registration rights agreement, we also agreed that in the event that:

  •
  applicable law or SEC policy does not permit us to effect the exchange offer;

  •
  the exchange offer is not consummated by May 3, 2004;

  •
  we receive a request prior to the 20th day following the consummation of the registered exchange offer from any initial purchaser that is a broker-dealer with respect to old notes acquired directly from us or one of our affiliates; or

  •
  we receive a request prior to the 20th day following the consummation of the registered exchange offer from any holder of old notes who is prohibited by applicable law or SEC policy from participating in the exchange offer or who may not resell the new notes acquired in the exchange offer without delivering a prospectus and this prospectus is not appropriate or available for such resales by this holder;

we will, at our cost, as soon as practicable, file a shelf registration statement covering resales of the old notes or the new notes, use our best efforts to cause the shelf registration statement to be declared effective and use our best efforts to keep the shelf registration statement effective until the earlier of November 3, 2005 and the date when all of the old notes or the new notes covered by the shelf registration statement have been sold pursuant to the shelf registration statement. In the event a shelf registration statement is filed, we will, among other things, provide to each holder for whom the shelf registration statement was filed copies of the prospectus that is a part of the shelf registration statement, notify each of these holders when the shelf registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the old notes or the new notes.

        A holder selling old notes or new notes pursuant to a shelf registration statement would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with these sales and will be bound by the applicable provisions of the registration rights agreement (including certain indemnification obligations).

        Pursuant to the registration rights agreement, we will be required to pay special interest if a registration default exists. A registration default will exist if:

  •
  on or prior to February 2, 2004, the exchange offer registration statement has not been filed with the SEC;

  •
  on or prior to April 1, 2004, the exchange offer registration statement has not been declared effective;

  •
  on or prior to May 3, 2004, the registered exchange offer has not been consummated;

  •
  we are required to file the shelf registration statement pursuant to the registration rights agreement and:

  •
  the shelf registration statement has not been filed with the SEC on or prior to 90 days (or if the 90th day is not a business day, on the next business day) after the date on which the obligation to file the shelf registration statement arose under the registration rights agreement; or

  •
  the shelf registration statement has not been declared effective on or prior to 150 days (or if the 150th day is not a business day, on the next business day) after the date on which the obligation to file the shelf registration statement arose under the registration rights agreement; or

  •
  after either the exchange offer registration statement or the shelf registration statement has been declared effective, the exchange offer registration statement or the shelf registration statement ceases to be effective or usable (subject to certain exceptions) in connection with the resales of the old notes or the new notes in accordance with and during the periods specified in the registration rights agreement.

Special interest will accrue on the principal amount of the notes and the new notes (in addition to the stated interest on the notes and the new notes) from and including the date on which any of the registration defaults described above shall have occurred to but excluding the date on which all registration defaults have been cured. Special interest will accrue at a rate of 0.25% per annum during the 90-day period immediately following the occurrence of a registration default and shall increase by 0.25% per annum at the end of each subsequent 90-day period, but in no event shall this rate exceed 1.0% per annum.

        We are conducting the exchange offer to satisfy our obligations under the registration rights agreement. If you participate in the exchange offer, you will, with limited exceptions, receive new notes that are freely tradeable and not subject to restrictions on transfer. You should read the discussion under "—Resale of the New Notes" for more information regarding your ability to transfer the new notes.

        The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of old notes in any jurisdiction in which the exchange offer or the acceptance of the exchange offer would not be in compliance with the securities laws or blue sky laws of such jurisdiction.

Terms of the Exchange Offer

        We are offering, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, to exchange up to $600,000,000 aggregate principal amount of the new notes for a like aggregate principal amount of outstanding old notes. We will accept for exchange any and all old notes that are properly tendered on or prior to 5:00 p.m., New York City time, on                             , 2004, or such later time and date to which we extend the exchange offer. We will issue $1,000 principal amount of the new notes in exchange for each $1,000 principal amount of outstanding old notes accepted in the exchange offer. You may tender some or all of your old notes pursuant to the exchange offer; however, old notes may be tendered only in integral multiples of $1,000 in principal amount.

        As of the date of this prospectus, $600,000,000 in aggregate principal amount of the old notes were outstanding. This prospectus, together with the letter of transmittal, is being sent to all holders of the old notes known to us. Our obligation to accept old notes for exchange pursuant to the exchange offer is subject to certain conditions as set forth below under "—Conditions to the Exchange Offer."

        The exchange agent will act as agent for the tendering holders for the purpose of receiving the new notes from us. If any tendered old notes are not accepted for exchange because of an invalid tender or otherwise, certificates for the unaccepted old notes will be returned, without expense, to the tendering holder as promptly as practicable after the expiration date.

        Holders of the old notes do not have appraisal or dissenters' rights under the laws of the State of New York or the indenture. We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations under the Securities Act and the Exchange Act.

        None of us, our board of directors and our management recommends that you tender or not tender your old notes in the exchange offer. In addition, no one has been authorized to make any such recommendation. You must make your own decision whether to participate in the exchange offer and, if you choose to participate, the aggregate principal amount of your old notes to tender, after carefully reading this prospectus and the letter of transmittal. We urge you to consult your financial and tax advisors in making your decision on what action to take.

Conditions to the Exchange Offer

        You must tender your old notes in accordance with the requirements of this prospectus and the letter of transmittal to participate in the exchange offer.

        Notwithstanding any other provision of the exchange offer, or any extension of the exchange offer, we are not required to accept for exchange any old notes, and we may terminate or amend the exchange offer, if we determine at any time prior to the expiration date that the exchange offer violates applicable law or any applicable interpretation by the staff of the SEC of applicable law.

        In addition, we will not be obligated to accept for exchange the old notes of any holder that has not made to us:

  •
  the representations described under "—Procedures for Tendering Old Notes—Representations Made by Tendering Holders of Old Notes" and "Plan of Distribution;" and

  •
  any other representations reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registration of the new notes under the Securities Act.

        The foregoing conditions are for our sole benefit, and we may assert them regardless of the circumstances giving rise to any such condition, or we may waive the conditions, completely or partially, whenever or as many times as we may choose, in our sole discretion. Our failure at any time to exercise any of the above rights will not be a waiver of those rights, and each right will be deemed an ongoing right that may be asserted at any time. Any determination by us concerning the events described above will be final and binding upon all parties. If we determine that a waiver of conditions materially changes the exchange offer, this prospectus will be amended or supplemented, and the exchange offer extended, if appropriate, as described under "—Expiration Date; Extensions; Amendments."

        In addition, at any time when any stop order is threatened or in effect with respect to the registration statement that includes this prospectus or with respect to the qualification of the indenture under the Trust Indenture Act of 1939, we will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for any such old notes.

Expiration Date; Extensions; Amendments

        The expiration date of the exchange offer will be 5:00 p.m., New York City time, on                             , 2004, unless we, in our sole discretion, extend the expiration date of the exchange offer. If we extend the expiration date of the exchange offer, the expiration date of the exchange offer will be the latest time and date to which the exchange offer is extended. We will notify the exchange agent by oral or written notice of any extension of the expiration date and make a public announcement of this extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

        In addition, we expressly reserve the right, at any time or from time to time, at our sole discretion:

  •
  to delay the acceptance of the old notes;

  •
  to extend the exchange offer;

  •
  if we determine any condition to the exchange offer has not occurred or has not been satisfied, to terminate the exchange offer; and

  •
  to waive any condition or amend the terms of the exchange offer in any manner.

        If the exchange offer is amended in a manner we deem to constitute a material change, we will as promptly as practicable distribute to the registered holders of the old notes a prospectus supplement that discloses the material change. If we take any of the actions described in the previous paragraph, we will as promptly as practicable give oral or written notice of this action to the exchange agent and will make a public announcement of this action.

        During any extension of the exchange offer, all old notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

Procedures for Tendering Old Notes

Valid Tender

        The tender of a holder's old notes and our acceptance of those old notes will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal. Except as set forth below, if you wish to tender old notes pursuant to the exchange offer, you must, on or prior to the expiration date:

  •
  transmit a properly completed and duly executed letter of transmittal, together with all other documents required by the letter of transmittal, to the exchange agent at one of the addresses set forth below under "—Exchange Agent;"

  •
  arrange with DTC, to cause an agent's message to be transmitted with the required information (including a book-entry confirmation), to the exchange agent at one of the addresses set forth below under "—Exchange Agent;" or

  •
  comply with the guaranteed delivery procedures described below.

In addition, on or prior to the expiration date:

  •
  the exchange agent must receive the certificates for the old notes, together with the properly completed and duly executed letter of transmittal;

  •
  the exchange agent must receive a timely confirmation of a book-entry transfer of the old notes being tendered into the exchange agent's account at DTC, together with the properly completed and duly executed letter of transmittal or an agent's message; or

  •
  the holder must comply with the guaranteed delivery procedures described below.

        The letter of transmittal or agent's message may be delivered by mail, facsimile, hand delivery or overnight carrier to the exchange agent.

        The term "agent's message" means a message transmitted to the exchange agent by DTC that states that DTC has received an express acknowledgment from a tender holder that it agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against this tendering holder. The agent's message forms a part of book-entry transfer.

        If you beneficially own old notes and those notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian, and you wish to tender your old notes in the exchange offer, you should contact the registered holder as soon as possible and instruct it to tender the old notes on your behalf and comply with the instructions set forth in this prospectus and the letter of transmittal.

        If you tender fewer than all of your old notes, you should fill in the amount of the old notes tendered in the appropriate box in the letter of transmittal. If you do not indicate the amount tendered in the appropriate box, we will assume you are tendering all old notes that you hold.

        The method of delivery of the certificates for the old notes, the letter of transmittal and all other documents is at your sole election and risk. Instead of delivery by mail, it is recommended that you use an overnight or hand delivery service. If delivery is by mail, it is recommended that you use registered mail, properly insured, with return receipt requested. In all cases, sufficient time should be allowed to assure timely delivery. No letters of transmittal or old notes should be sent directly to us. Delivery is complete when the exchange agent actually receives the items to be delivered. Delivery of documents to DTC in accordance with DTC's procedures does not constitute delivery to the exchange agent.

Signature Guarantees

        Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed unless the old notes surrendered for exchange are tendered:

  •
  by a registered holder of the old notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

  •
  for the account of an eligible institution.

An eligible institution is a firm or other entity that is a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or any other "eligible guarantor institution" as this term is defined in Rule 17Ad-15 under the Exchange Act.

        If a signature on a letter of transmittal or a notice of withdrawal is required to be guaranteed, this guarantee must be by an eligible institution.

        If the letter of transmittal is signed by a person other than the registered holder of the old notes, the old notes surrendered for exchange must be endorsed by, or be accompanied by a written instrument of transfer or exchange, in form satisfactory to us in our sole discretion, duly executed by, the registered holder, with the signature guaranteed by an eligible institution.

        If the letter of transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, this person should sign in that capacity when signing. In addition, this person must submit to us, together with the letter of transmittal, evidence satisfactory to us in our sole discretion of his or her authority to act in this capacity, unless we waive this requirement.

Book-Entry Transfer

        For tenders by book-entry transfer of old notes cleared through DTC, the exchange agent will make a request to establish an account at DTC with respect to the old notes for purposes of the exchange offer. Any financial institution that is a DTC participant may make book-entry delivery of old notes by causing DTC to transfer the old notes into the exchange agent's account at DTC in accordance with DTC's procedures for transfer. The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC may use the Automated Tender Offer Program procedures to tender old notes pursuant to the exchange offer. Accordingly, any DTC participant may make book-entry delivery of the old notes by causing DTC to transfer those old notes into the exchange agent's account in accordance with DTC's Automated Tender Offer Program procedures for transfer.

        Although delivery of the old notes pursuant to the exchange offer may be effected through book-entry transfer at DTC, you will not have validly tendered your old notes pursuant to the exchange offer until, on or prior to the expiration date, either:

  •
  the properly completed and duly executed letter of transmittal, or an agent's message, together with any required signature guarantees and any other required documents, has been transmitted to and received by the exchange agent at one of the addresses set forth below under "—Exchange Agent;" or

  •
  the guaranteed delivery procedures described below have been complied with.

Guaranteed Delivery Procedures

        If you wish to tender your old notes and:

  •
  your old notes are not immediately available;

  •
  time will not permit your old notes or other required documents to reach the exchange agent before the expiration date; or

  •
  you cannot complete the procedure for book-entry transfer on a timely basis,

you may tender your old notes according to the guaranteed delivery procedures described in the letter of transmittal. Those procedures require that:

  •
  tender be made by and through an eligible institution;

  •
  on or prior to the expiration date, the exchange agent receive from this eligible institution a properly completed and duly executed letter of transmittal, or an agent's message, with any required signature guarantees, and a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided:

  •
  setting forth the name and address of the holder of the old notes being tendered;

  •
  stating that the tender is being made; and

  •
  guaranteeing that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, and any other documents required by the letter of transmittal, will be deposited by the eligible institution with the exchange agent; and

  •
  the exchange agent receives the certificates for the old notes, in proper form for transfer, or a book-entry confirmation, and all other documents required by the letter of transmittal, are received by the Exchange Agent within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

        If you wish to tender your old notes pursuant to the guaranteed delivery procedures, you must ensure that the exchange agent receives a properly completed and duly executed letter of transmittal, or agent's message, and notice of guaranteed delivery before the expiration date.

Determination of Validity of Tender

        We will resolve in our sole discretion all questions as to the validity, form, eligibility (including time of receipt) and acceptance of any old notes tendered for exchange. Our determination of these questions and our interpretation of the terms and conditions of the exchange offer, including without limitation the letter of transmittal and its instructions, shall be final and binding on all parties. A tender of old notes is invalid until all defects and irregularities have been cured or waived. Each holder must cure any and all defects or irregularities in connection with his, her or its tender of old notes within the reasonable period of time determined by us, unless we waive these defects or irregularities. None of us, our affiliates and assigns, the exchange agent and any other person is under any duty or obligation to give notice of any defect or irregularity with respect to any tender of the old notes, and none of them shall incur any liability for failure to give any such notice.

        We reserve the absolute right in our sole and absolute discretion to:

  •
  reject any and all tenders of old notes determined to be in improper form or unlawful;

  •
  waive any condition of the exchange offer; and

  •
  waive any condition, defect or irregularity in the tender of old notes by any holder, whether or not we waive similar conditions, defects or irregularities in the case of other holders.

Representations Made by Tendering Holders of Old Notes

        By tendering, you will represent to us that, among other things:

  •
  you are acquiring the new notes in the ordinary course of business;

  •
  you do not have any arrangement or understanding with any person or entity to participate in the distribution of the new notes;

  •
  if you are not a broker-dealer, you are not engaged in and do not intend to engage in a distribution of the new notes;

  •
  if you are a broker-dealer that will receive new notes for your own account in exchange for old notes that were acquired by you as a result of market-making activities or other trading activities, you will deliver a prospectus, as required by law, in connection with any resale of the new notes (see "Plan of Distribution"); and

  •
  you are not our "affiliate" as defined in Rule 405 of the Securities Act.

        If you are our "affiliate," as defined under Rule 405 of the Securities Act, or are engaged in or intend to engage in or have an arrangement or understanding with any person to participate in a distribution of the new notes, you will represent and warrant that you (i) may not rely on the applicable interpretations of the staff of the SEC and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        In addition, in tendering old notes, you must warrant in the letter of transmittal or in an agent's message that:

  •
  you have full power and authority to tender, exchange, sell, assign and transfer old notes;

  •
  we will acquire good, marketable and unencumbered title to the tendered old notes, free and clear of all liens, restrictions, charges and other encumbrances; and

  •
  the old notes tendered for exchange are not subject to any adverse claims or proxies.

You must also warrant and agree that you will, upon request, execute and deliver any additional documents requested by us or the exchange agent to complete the exchange, sale, assignment and transfer of the old notes.

Acceptance of Old Notes; Delivery of New Notes

        Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept all old notes validly tendered, and not withdrawn, on or prior to the expiration date. We will issue the new notes to the exchange agent as promptly as practicable after acceptance of the old notes. See "—Terms of the Exchange Offer."

        For purposes of the exchange offer, we shall be deemed to have accepted validly tendered old notes for exchange when, as and if we have given oral or written notice of our acceptance to the exchange agent, with written confirmation of any oral notice to be given promptly thereafter.

Withdrawal Rights

        You may withdraw tenders of your old notes at any time prior to the expiration date.

        For a withdrawal to be effective, the exchange agent must receive a written notice of withdrawal from you. A notice of withdrawal must:

  •
  specify the name of the person tendering the old notes to be withdrawn;

  •
  identify the old notes to be withdrawn, including the total principal amount of these old notes; and

  •
  where certificates for the old notes have been transmitted, specify the name of the registered holder of the old notes, if different from the person withdrawing the tender of these old notes.

        If you delivered or otherwise identified certificates representing old notes to the exchange agent, then you must also submit the serial numbers of the particular certificates to be withdrawn and, unless you are an eligible institution, the signature on the notice of withdrawal must be guaranteed by an eligible institution. If you tendered old notes as a book-entry transfer, your notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of DTC. You may not withdraw or rescind any notice of withdrawal; however, old notes properly withdrawn may again be tendered at any time on or prior to the expiration date.

        We will determine, in our sole discretion, all questions as to the validity, form and eligibility (including time of receipt) of any and all notices of withdrawal, and our determination of these questions shall be final and binding on all parties. Any old notes properly withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer and will be returned to the holder without cost as soon as practicable after their withdrawal.

Exchange Agent

        Citibank, N.A. is the exchange agent for the exchange offer. You should direct all tendered old notes, executed letters of transmittal and other related documents to the exchange agent. You should direct all questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery to the exchange agent at the following addresses and telephone numbers:

By Mail:	By Hand or Overnight Delivery:	By Facsimile:
Citibank, N.A. 111 Wall Street 15th Floor New York, New York 10043 Attention: Agency and Trust Services	Citibank, N.A. 111 Wall Street 15th Floor New York, New York 10005 Attention: Agency and Trust Services	Fax to: 212-657-1020 Confirm by Telephone: 1-800-422-2066

        If you deliver executed letters of transmittal and any other required documents to an address or facsimile number other than those set forth above, your tender is invalid.

Fees and Expenses

        We will bear the expenses of soliciting old notes for exchange. The principal solicitation is being made by mail by the exchange agent. Additional solicitations may be made by facsimile, telephone or in person by officers and regular employees of our company and our affiliates.

        We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to any broker, dealer, nominee or other person, other than the exchange agent, for soliciting tenders of the old notes pursuant to the exchange offer. We will pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

        We will pay the cash expenses to be incurred in connection with the exchange offer. They include:

  •
  registration and filing fees;

  •
  fees and expenses of the exchange agent and trustee;

  •
  accounting and legal fees and printing costs; and

  •
  related fees and expenses.

Transfer Taxes

        We will pay all transfer taxes, if any, applicable to the exchange of the old notes under the exchange offer. A tendering holder, however, will be required to pay any applicable transfer taxes if:

  •
  this tendering holder instructs us to register new notes in the name of, or deliver new notes to, a person other than the registered tendering holder of the old notes;

  •
  the tendered old notes are registered in the name of a person other than the person signing the applicable letter of transmittal; or

  •
  a transfer tax is imposed for any reason other than the exchange of old notes under the exchange offer.

        If satisfactory evidence of payment of any transfer taxes payable by a tendering holder is not submitted with the letter of transmittal, the amount of the transfer taxes will be billed directly to that tendering holder.

Accounting Treatment

        The new notes will be recorded at the same carrying value, in U.S. dollars, as the old notes. Accordingly, we will recognize no gain or loss for accounting purposes upon the closing of the exchange offer. We will amortize the expenses of the exchange offer over the term of the new notes under Canadian GAAP.

Consequences of Failure to Exchange Old Notes

        Following the consummation of the exchange offer, we will have fulfilled most of our obligations under the registration rights agreement. Unless you are an initial purchaser or a holder of old notes who is prohibited by applicable law or SEC policy from participating in the exchange offer or who may not resell the new notes acquired in the exchange offer without delivering a prospectus and this prospectus is not appropriate or available for such resales by you, if you do not tender your old notes in the exchange offer or if we do not accept your old notes because you did not tender them properly, you will not have any further registration rights with respect to your old notes, and you will not have the right to receive any special interest on your old notes. In addition, your old notes will continue to be subject to restrictions on their transfer. In general, any old note that is not exchanged for a new note may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

        We may in the future seek to acquire unexchanged old notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans, however, to acquire any unexchanged old notes or to file with the SEC a shelf registration statement to permit resales of any unexchanged old notes.

Resale of the New Notes

        Based on interpretations by the SEC staff set forth in no-action letters issued to third parties in similar transactions, such as Exxon Capital Holding Corporation and Morgan Stanley & Co. Incorporated, we believe that a holder of the new notes may offer the new notes for resale or resell or otherwise transfer the new notes without compliance with the registration and prospectus delivery requirements of the Securities Act, unless this holder:

  •
  is our "affiliate" within the meaning of Rule 405 under the Securities Act;

  •
  is a broker-dealer who purchased old notes directly from us for resale under Rule 144A or any other available exemption under the Securities Act;

  •
  acquired the new notes other than in the ordinary course of this holder's business; or

  •
  is participating, intends to participate or has an arrangement or understanding with any person to participate in the distribution of the new notes.

Accordingly, holders wishing to participate in the exchange offer must make the applicable representations described in "—Procedures for Tendering Old Notes—Representations Made by Tendering Holders of Old Notes" above.

        Although we are making the exchange offer in reliance on the interpretations by the SEC staff set forth in these no-action letters, we do not intend to seek our own no-action letter from the SEC. Consequently, we cannot assure you that the SEC staff would make a similar determination with respect to the exchange offer as it did in its no-action letters to third parties. If this interpretation is inapplicable and you resell or otherwise transfer any new notes without complying with the registration and prospectus delivery requirements of the Securities Act, you may incur liability under the Securities Act. We do not assume or indemnify you against this liability.

        You may not rely on the interpretations of the SEC staff in the above-described no-action letters if you are a holder of old notes who:

  •
  is our "affiliate" as defined in Rule 405 under the Securities Act;

  •
  does not acquire the new notes in the ordinary course of business;

  •
  tenders in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of the new notes; or

  •
  is a broker-dealer that purchased old notes from us to resell them pursuant to Rule 144A under the Securities Act or any other available exemption under the Securities Act, and in the absence of an exemption, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale or other transfer of the new notes.

        In addition, each broker-dealer that receives new notes for its own account in exchange for old notes that were acquired by it as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of those new notes. See "Plan of Distribution." Under the registration rights agreement, we will be required to use our best efforts to keep the registration statement that includes this prospectus effective to allow these participating broker-dealers and other persons, if any, with similar prospectus delivery requirements to use this prospectus in connection with the resale of the new notes for the period that ends on the sooner of 180 days after the effectiveness of the registration statement that includes this prospectus and the date on which participating broker-dealers are no longer required to deliver a prospectus in connection with market-making or other trading activities.

        In order to comply with state securities laws, the new notes may not be offered or sold in any state unless they have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

        The new notes are not being offered for sale and may not be offered or sold, directly or indirectly, in Canada, or to any resident thereof, except in accordance with the securities laws of the provinces and territories of Canada. We are not required, and do not intend, to qualify by prospectus in Canada the new notes, and accordingly, the new notes will remain subject to restrictions on resale in Canada.

DESCRIPTION OF THE NOTES

        In this description, the terms "Quebecor Capital" and "we" refer only to Quebecor Capital and not to any of its subsidiaries and the term "Quebecor World" refers only to Quebecor World and not to any of its subsidiaries. In addition, we refer to the 4 7/8% notes due 2008 as the 2008 notes and the 6 1/8% notes due 2013 as the 2013 notes and we refer to the 2008 notes and the 2013 notes together as the notes. Unless otherwise specified or the context otherwise indicates, references to the 2008 notes mean the old 2008 notes and the new 2008 notes and references to the 2013 notes mean the old 2013 notes and the new 2013 notes.

        You can find the definitions of certain terms used in this description under the subheading "—Definitions."

        We issued the old notes, and will issue the new notes, in two distinct series, the 2008 notes and the 2013 notes, under an indenture dated as of November 3, 2003, among Quebecor Capital, Quebecor World and Citibank, N.A., as trustee. Citigroup Global Markets Inc., one of the initial purchasers of the old notes, is an affiliate of the trustee. The trustee under the indenture will be referred to herein as the "trustee", which term shall include, unless the context otherwise requires, its successor and assigns. The indenture is governed by the Trust Indenture Act of 1939, as amended. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act. The trustee's address is Citibank, N.A., 111 Wall Street, New York, NY 10005.

        The form and terms of the new notes will be substantially identical to the form and terms of the old notes, except that:

  •
  the new notes will be registered under the Securities Act and, consequently, will be freely tradeable by persons not affiliated with us;

  •
  the new notes will not bear any legend restricting transfer under the Securities Act;

  •
  the new notes are not entitled to the rights which are applicable to the old notes under the registration rights agreement; and

  •
  our obligation to pay additional special interest on the old notes if (a) the exchange offer registration statement that includes this prospectus is not declared effective by April 1, 2004 or (b) the exchange offer is not consummated by May 3, 2004, in each case, at incremental rates ranging from 0.25% per annum to 1.0% per annum depending on how long we fail to comply with these deadlines, does not apply to the new notes.

        The new notes will be issued solely in exchange for an equal principal amount of the old notes. As of the date of this prospectus, $600,000,000 aggregate principal amount of the old notes is outstanding.

        The following description is a summary of the material provisions of the indenture. It does not restate the entire indenture in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as a holder of the notes. A copy of the indenture is available upon request to Quebecor Capital at the address indicated under the caption "—Additional Information". In addition, a copy of the indenture has been filed as an exhibit to the registration statement that includes this prospectus.

        The registered holder of a note will be treated as the owner of the note for all purposes. Only registered holders will have rights under the indenture. In this description, the term "holder" refers only to registered holders of the notes.

General

        On November 3, 2003, Quebecor Capital issued $600,000,000 aggregate principal amount of old notes in two distinct series, the 2008 notes and the 2013 notes, and Quebecor Capital will issue up to $600,000,000 aggregate principal amount of the new notes in the exchange offer.

        The old 2008 notes were, and if all of the old 2008 notes are tendered and accepted the new 2008 notes will be, issued in aggregate principal amount of $200,000,000 and the 2008 notes will mature on November 15, 2008. The old 2013 notes were, and if all of the old 2013 notes are tendered and accepted the new 2013 notes will be, issued in aggregate principal amount of $400,000,000 and the 2013 notes will mature on November 15, 2013. The 2008 notes and the 2013 notes will be senior unsecured obligations of Quebecor Capital and will be unconditionally guaranteed by Quebecor World as described under "—Quebecor World Guarantees".

        Quebecor Capital may, from time to time, without notice to, or consent of, the holders of the notes, create and issue additional 2008 notes or 2013 notes under the indenture. Such additional 2008 notes or 2013 notes will have the same terms as the 2008 notes or 2013 notes, as the case may be, offered hereby in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the 2008 notes or the 2013 notes or except for the first payments of interest following the issue date of the new 2008 notes or 2013 notes) so that the additional 2008 notes or the 2013 notes, as the case may be, may be consolidated and form a single series with the 2008 notes and 2013 notes, as the case may be.

        Interest on the 2008 notes will accrue at the rate of 4 7/8% per annum and will be payable semi-annually in arrears on May 15 and November 15, commencing on May 15, 2004. Quebecor Capital will make each interest payment to the holders of record of the 2008 notes on the immediately preceding May 1 and November 1, respectively. Interest on the 2013 notes will accrue at the rate of 6 1/8% per annum and will be payable semi-annually in arrears on May 15 and November 15, commencing on May 15, 2004. Quebecor Capital will make each interest payment to the holders of record of the 2013 notes on the immediately preceding May 1 and November 1, respectively.

        Payment of the principal of, premium, if any, and interest on the notes will be made in United States dollars.

        Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

        The interest rate on the notes will increase if a registration default occurs. We refer to any interest payable as a result of this increase in interest rate as "special interest." You should refer to the description under the heading "—The Exchange Offer" for a more detailed description of the circumstances under which the interest rate will increase.

        Quebecor Capital will issue new notes only in fully registered form without coupons, in denominations of $1,000 and integral multiples of $1,000.

        The notes will not have the benefit of any sinking fund.

Methods of Receiving Payments on the Notes

        Quebecor Capital will pay to the trustee all principal, interest, premium, if any, and special interest, if any, on each holder's notes and, if such holder has given wire transfer instructions to the trustee, the trustee shall make all payments to the holder in accordance with those instructions. All other payments on the notes will be made at the office or agency of the paying agent and registrar for the notes within the City and State of New York unless Quebecor Capital elects to make interest payments by check mailed to the holders at their addresses set forth in the register of holders.

Paying Agent and Registrar for the Notes

        The trustee will initially act as paying agent and registrar under the indenture. Quebecor Capital may change the paying agent or registrar without prior notice to any holder, and Quebecor Capital may act as paying agent or registrar.

Transfer and Exchange

        A holder may transfer or exchange its notes in accordance with the indenture. In connection with any transfer or exchange of the notes, the registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and Quebecor Capital may require a holder to pay any taxes and fees required by law or permitted by the indenture.

Quebecor World Guarantees

        Payment of the principal of, premium, if any, and interest, including special interest, if any, on the notes, when and as the same become due and payable, will be irrevocably and unconditionally guaranteed on a senior unsecured basis by Quebecor World.

Ranking

        The old notes are, and the new notes will be, senior unsecured obligations of Quebecor Capital. The old notes rank, and the new notes will rank, pari passu with all other existing and future senior unsecured indebtedness of Quebecor Capital, and the old notes are, and the new notes will be, effectively subordinated to all existing and any future secured debt of Quebecor Capital to the extent of the assets securing such debt. As of September 30, 2003, after giving effect to the offering of the old notes and the application of the net proceeds as described under "Use of Proceeds," Quebecor Capital would have had $1,521.0 million of senior unsecured debt and no secured debt.

        The guarantees of the old notes are, and the guarantees of the new notes will be, senior unsecured obligations of Quebecor World. The guarantees of the old notes rank, and the guarantees of the new notes will rank, pari passu with all other senior unsecured indebtedness of Quebecor World, and the guarantees of the old notes are, and the guarantees of the new notes will be, effectively subordinated to all existing and any future secured debt of Quebecor World to the extent of the assets securing such debt. The guarantees will also be effectively subordinated to any existing and future liabilities of all subsidiaries of Quebecor World other than Quebecor Capital. As of September 30, 2003, after giving effect to the offering of the old notes and the application of the net proceeds as described under "Use of Proceeds," Quebecor World would have had $276.0 million of senior unsecured debt and no secured debt.

        Quebecor Capital advanced the proceeds of the offering of the old notes to Quebecor World (USA), an indirect wholly-owned subsidiary of Quebecor World and Quebecor World (USA) issued to Quebecor Capital notes with payment terms substantially identical to the payment terms of the notes issued in the offering of the old notes. Consequently, the old notes rank, and the new notes will rank, in effect pari passu with any senior unsecured debt issued by Quebecor World (USA). Quebecor Capital has agreed that for so long as any of the notes remain outstanding, it will only issue debt that is (1) expressly subordinated to the notes, (2) guaranteed on a senior unsecured basis by Quebecor World (USA) or (3) issued concurrently with a note of Quebecor World (USA) with substantially the same terms in favor of Quebecor Capital.

        As of September 30, 2003, after giving effect to the offering of the old notes and the application of the net proceeds as described under "Use of Proceeds," the subsidiaries of Quebecor World (other than Quebecor Capital and Quebecor World (USA)) would have had $275.1 million of debt, $83.4 million of which would have been senior secured debt. As of September 30, 2003, after giving effect to the offering of the old notes and the application of the net proceeds as described under "Use of Proceeds," Quebecor World (USA) would have had $183.6 million of senior unsecured debt (excluding intercompany debt) outstanding.

Optional Redemption of Notes

        The notes will be redeemable, in whole or in part, at Quebecor Capital's option at any time and from time to time at a redemption price equal to the greater of:

  (1)
  100% of the principal amount of the notes; and

  (2)
  the sum of the present values of the remaining scheduled payments of principal and interest on the notes (not including interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 25 basis points for the 2008 notes or 35 basis points for the 2013 notes, as the case may be, plus, in each case, accrued interest thereon to the date of redemption.

        "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

        "Comparable Treasury Issue" means the United States Treasury security selected by the Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

        "Comparable Treasury Price" means the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and the lowest of such Reference Treasury Dealer Quotations.

        "Independent Investment Banker" means the Reference Treasury Dealer appointed by the trustee after consultation with Quebecor Capital or if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing in the United States appointed by the trustee after consultation with Quebecor Capital.

        "Reference Treasury Dealer" means each of Citigroup Global Markets Inc. and Banc of America Securities LLC or their respective affiliates which are primary U.S. government securities dealers, and their respective successors, and two other firms that are primary U.S. Government securities dealers in The City of New York (a "Primary Treasury Dealer"), provided, however, that if any of the foregoing ceases to be a Primary Treasury Dealer, Quebecor Capital will substitute for it another Primary Treasury Dealer.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Reference Treasury Dealer, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted by the Reference Treasury Dealer at 3:30 p.m. (New York time) on the third business day preceding the redemption date.

        Unless Quebecor Capital defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption.

        If less than all of the notes are to be redeemed, the trustee shall select, in such manner as it shall deem fair and appropriate, the particular notes to be redeemed or any portion thereof that is an integral multiple of $1,000.

        No notes of less than $1,000 will be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the date of redemption to each holder of notes to be redeemed at its registered address. Notices of redemption may not be conditional.

        If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder thereof upon cancellation of the original note at Quebecor Capital's expense. Notes called for redemption become irrevocably due and payable on the date fixed for redemption. On and after the redemption date, interest will cease to accrue on notes or portions of them called for redemption, provided that the redemption price has been paid or set aside as provided in the indenture.

Redemption for Changes in Withholding Taxes

        If Quebecor Capital or Quebecor World becomes obligated to pay any Additional Amounts because of a change in the laws or regulations of Canada or any Canadian Taxing Authority, or a change in any official position regarding the application or interpretation thereof, in either case that is publicly announced or becomes effective on or after the date of issuance of the notes, Quebecor Capital may, at any time, upon not less than 30 nor more than 60 days' notice, redeem all, but not part, of the notes of the affected series at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and special interest, if any, to the redemption date.

        Prior to any redemption of the notes pursuant to the preceding paragraph, Quebecor Capital shall deliver to the trustee an officers' certificate stating that Quebecor Capital is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of redemption have occurred. Quebecor Capital will be bound to redeem the notes on the date fixed for redemption.

Payment of Additional Amounts

        All payments made by or on behalf of Quebecor Capital or Quebecor World on or with respect to the notes will be made without withholding or deduction for any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter "Taxes"), unless required by law or the interpretation or administration thereof by the relevant Canadian Taxing Authority. If Quebecor Capital or Quebecor World (or any other payor) is required to withhold or deduct any amount on account of Taxes from any payment made under or with respect to any notes that are outstanding on the date of the required payment, it will:

  (1)
  make this withholding or deduction;

  (2)
  remit the full amount deducted or withheld to the relevant government authority in accordance with applicable law;

  (3)
  pay the additional amounts, which we refer to as "Additional Amounts," as may be necessary so that the net amount received by each holder (including Additional Amounts) after this withholding or deduction will not be less than the amount the holder would have received if this withholding or deduction had not been required;

  (4)
  furnish to the holders, within 30 days after the date the payment of any Taxes is due, certified copies of tax receipts evidencing this payment by Quebecor Capital or Quebecor World;

  (5)
  indemnify and hold harmless each holder (other than an Excluded Holder, as defined below) for the amount of (a) any Taxes paid by each such holder as a result of payments made on or with respect to the notes, (b) any liability (including penalties, interest and expenses) arising from or with respect to these payments and (c) any Taxes imposed with respect to any reimbursement under (a) or (b), but excluding any of these Taxes that are in the nature of taxes on net income, taxes on capital, franchise taxes, net worth taxes and similar taxes; and

  (6)
  at least 30 days prior to each date on which any payment under or with respect to the notes is due and payable, if Quebecor Capital or Quebecor World becomes obligated to pay Additional Amounts with respect to such payment, deliver to the trustee an officers' certificate stating the amounts so payable and such other information necessary to enable the trustee to pay these Additional Amounts to holders on the payment date.

        Notwithstanding the foregoing, no Additional Amounts will be payable to a holder in respect of beneficial ownership of a note (an "Excluded Holder"):

  (1)
  with which Quebecor Capital or Quebecor World does not deal at arm's-length, within the meaning of the Income Tax Act (Canada), at the time of making such payment;

  (2)
  which is subject to such Taxes by reason of its being connected with Canada or any province or territory thereof, including by virtue of carrying on a business in Canada, otherwise than by the mere acquisition, holding or disposition of notes or the receipt of payments thereunder; or

  (3)
  if such holder waives its right to receive Additional Amounts.

        Whenever in the indenture there is mentioned, in any context, the payment of principal, premium, if any, redemption price, and interest, special interest or any other amount payable under or with respect to any note, this mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable.

        The obligations described under this heading will survive any termination, defeasance or discharge of the indenture and will apply mutatis mutandis to any jurisdiction in which any successor person to Quebecor Capital or Quebecor World, as applicable, is organized or any political subdivision or taxing authority or agency thereof or therein.

Definitions

        Set forth below is a summary of certain of the defined terms used in the indenture. We urge you to read the indenture for the full definition of all such terms.

        "Attributable Value" means, as to any particular lease under which any person is at the time liable, for a term of more than 12 months, and at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such person under such lease during the remaining term thereof (excluding any subsequent renewal or other extension option held by the lessee), discounted from the respective due dates to the date of determination at the actual interest rate inherent in such arrangement compounded semi-annually. The net amount of rent required to be paid under any such lease for any such period shall be the aggregate amount of rent payable by the lessee with respect to such period after excluding amounts required to be paid on account of insurance, taxes, assessments, utility, operating and labor costs and similar charges. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

        "Consolidated Net Tangible Assets" means the total amount of assets of any person on a consolidated basis after deducting therefrom (i) all current liabilities, (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and all other like intangible assets and (iii) appropriate adjustments on account of minority interests of other persons holding shares of such Subsidiaries, all as set forth on the most recent balance sheet of such person and its consolidated subsidiaries (but, in any event, as of a date within 150 days of the date of determination) and computed in accordance with the accounting principles used in the preparation of Quebecor World's financial statements.

        "Government Obligations" means, securities which are (a) direct obligations of the United States of America or (b) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America, the payment of which is unconditionally guaranteed by such government, which, in either case, are full faith and credit obligations of such government payable in such currency and are not callable or redeemable at the option of the issuer thereof and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of a holder of a depositary receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest or principal of the Government Obligation evidenced by such depository receipt.

        "Lien" means, with respect to any property or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement (other than any easement not materially impairing usefulness or marketability), encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or assets (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

        "Permitted Liens" of any person at any particular time means:

  (1)
  Liens in favor of Quebecor World or a Wholly-Owned Subsidiary of Quebecor World (but only so long as such person is a Wholly-Owned Subsidiary of Quebecor World);

  (2)
  Purchase Money Mortgages;

  (3)
  Liens on property existing at the time of acquisition thereof by such person provided that those Liens were not incurred in anticipation of the acquisition;

  (4)
  Liens on property of a corporation existing at the time such corporation is liquidated or merged into, or amalgamated or consolidated with, Quebecor World or a Subsidiary of Quebecor World or at the time of the sale, lease or other disposition to Quebecor World or a Subsidiary of Quebecor World of the properties of a corporation as, or substantially as, an entirety; and

  (5)
  any renewal, refunding or extension of any Lien referred to in the foregoing clauses (1) through (4) provided that the principal amount of indebtedness secured thereby after such renewal, refunding or extension is not increased and the Lien is limited to the property or assets originally subject thereto and any improvements thereon.

        "Purchase Money Mortgage" of any person means any Lien created upon any real or personal property or assets of the person to secure or securing the whole or any part of the purchase price of such property or assets or the whole or any part of the cost of constructing or installing fixed improvements thereon or to secure or securing the repayment of money borrowed to pay the whole or any part of such purchase price or cost of any vendor's privilege or lien on such property or assets securing all or any part of such purchase price or cost including title retention agreements and leases in the nature of title retention agreements; provided that the principal amount of money borrowed which is secured by such Lien does not exceed 100% of such purchase price or cost and any fees incurred in connection therewith.

        "Sale and Leaseback Transaction" of any person means an arrangement with any lender or investor or to which such lender or investor is a party providing for the leasing by such person of any property or asset of such person which has been or is being sold or transferred by such person more than 12 months after the acquisition thereof or the completion of construction or commencement of operation thereof to such lender or investor or to any person to whom funds have been or are to be advanced by such lender or investor on the security of such property or asset. The stated maturity of such arrangement shall be the date of the last payment of rent or any other amount due under such arrangement prior to the first date on which such arrangement may be terminated by the lessee without payment of a penalty.

        "Subsidiary" of any person means a corporation 50% or more of the combined voting power of the outstanding Voting Stock of which is owned, directly or indirectly, by such person or by one or more other Subsidiaries of such person or by such person and one or more Subsidiaries thereof.

        "Voting Stock" of any person means Capital Stock of such person which ordinarily has voting power for the election of directors (or persons performing similar functions) of such person, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

        "Wholly-Owned Subsidiary" of any person means a Subsidiary of such person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such person or by one or more Wholly-Owned Subsidiaries of such person or by such Person and one or more Wholly-Owned Subsidiaries of such person.

Covenants

    Limitation on Liens

        Quebecor World will not, and will not permit any Subsidiary of Quebecor World to, create, incur or assume any Lien securing any indebtedness for borrowed money or interest thereon (or any liability of Quebecor World or such Subsidiary under any guarantee or endorsement or other instrument under which Quebecor World or such subsidiary is contingently liable, either directly or indirectly, for borrowed money or interest thereon), other than Permitted Liens, without also at the same time or prior thereto securing, or causing such Subsidiary to secure, indebtedness under the indenture so that the notes are secured equally and ratably with such other indebtedness or liability, except that Quebecor World and its Subsidiaries may incur a Lien to secure indebtedness for borrowed money or enter into a Sale and Leaseback Transaction without securing the notes if, after giving effect thereto, the sum of (i) the amount of indebtedness for borrowed money secured by Liens created, incurred or assumed after the date of the indenture and otherwise prohibited by the indenture and (ii) the Attributable Value of all Sale and Leaseback Transactions entered into after the date of the indenture and otherwise prohibited by the indenture does not exceed 10% of Consolidated Net Tangible Assets of Quebecor World.

    Limitation on Sale and Leaseback Transactions

        Quebecor World may not, and may not permit any Subsidiary of Quebecor World to, enter into any Sale and Leaseback Transaction unless (i) Quebecor World or such Subsidiary would be entitled to enter into such Sale and Leaseback Transaction pursuant to the provisions of the indenture described under the "—Limitation on Liens" covenant above without securing the notes or (ii) Quebecor World or such Subsidiary shall apply, within 360 days of the effective date of any such arrangement, an amount equal to the Attributable Value in respect of the leases relating to such Sale and Leaseback Transactions to the prepayment or retirement of indebtedness which matures more than 12 months after the date of the creation of the indebtedness.

    Mergers, Amalgamations, Consolidations and Certain Sales of Assets

        Neither Quebecor Capital nor Quebecor World may amalgamate or consolidate with or merge into any other person or directly or indirectly sell, assign, convey, transfer or lease or otherwise dispose of all or substantially all of its properties and assets to any person unless:

  •
  in a transaction in which Quebecor Capital or Quebecor World, as the case may be, does not survive or continue in existence or in which Quebecor Capital or Quebecor World sells, assigns, conveys, transfers or leases or otherwise disposes of all or substantially all of its properties and assets, the successor entity is organized under (a) the laws of the United States of America or any state thereof or the District of Columbia or (b) in case of a successor entity to Quebecor World only, the laws of Canada or any province thereof, and in either case, shall expressly assume, by a supplemental indenture executed and delivered to the trustee in form satisfactory to the trustee, all of Quebecor Capital's obligations under the notes and under the indenture or all of Quebecor World's obligations under the guarantees and under the indenture, as the case may be;

  •
  immediately before and after giving effect to such transaction, no Event of Default or event that with the passing of time or the giving of notice, or both, would constitute an Event of Default shall have occurred and be continuing;

  •
  immediately after giving effect to such transaction, the Consolidated Net Tangible Assets of Quebecor Capital or Quebecor World (or other successor entity), as the case may be, is equal to or greater than that of Quebecor Capital or Quebecor World, as the case may be, immediately prior to such transaction;

  •
  if, as a result of any such transaction, property or assets of Quebecor Capital, Quebecor World or any Subsidiary of Quebecor Capital or Quebecor World would become subject to a Lien, then, unless such Lien could be created pursuant to the indenture provisions described under the "—Limitation on Liens" covenant above without equally and ratably securing the notes, Quebecor Capital or Quebecor World, as the case may be, prior to or simultaneously with such transaction, shall have caused the notes to be secured equally and ratably with or prior to the indebtedness secured by such Lien; and

  •
  certain other conditions are met.

    Provision of Financial Information

        Quebecor World will file with the trustee, within 15 days after it files them with the SEC, copies of its annual report and/or the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rule and regulation prescribe) which Quebecor World is required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. Notwithstanding that Quebecor World may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, Quebecor World will continue to file with the SEC and provide the trustee and holders (a) within 140 days after the end of each fiscal year, annual reports on Form 20-F or 40-F as applicable (or any successor form), containing the information required to be contained therein (or required in such successor form); and (b) within 60 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 6-K (or any successor form), containing the information which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not Quebecor World has any of its securities so listed. Each of such reports will be prepared in accordance with Canadian or United States disclosure requirements and generally accepted accounting principles, provided, however, that Quebecor World shall not be so obligated to file such reports with the SEC if the SEC does not permit such filings.

Events of Default

        The following are Events of Default under the indenture with respect to each series of notes:

  (1)
  default in the payment of the principal of (or premium, if any, on) any note of such series at its maturity;

  (2)
  default in the payment of any interest on any note of such series when it becomes due and payable, and continuance of such default for a period of 30 days;

  (3)
  default in the performance, or breach, of any other covenant or warranty of Quebecor Capital or Quebecor World in the indenture (other than a covenant or warranty a default in whose performance or whose breach is specifically dealt with elsewhere in the indenture), and continuance of such default or breach for a period of 60 days after written notice to Quebecor Capital and Quebecor World by the trustee or by the holders of at least 25% in principal amount of the outstanding notes of the series affected by the default issued under the indenture;

  (4)
  failure to pay when due, after the expiration of any applicable grace period, any portion of the principal of, or involuntary acceleration of the maturity of, indebtedness for borrowed money of Quebecor World, Quebecor Capital or any subsidiary of Quebecor World having an aggregate principal amount outstanding in excess of the greater of $50,000,000 and 5% of Consolidated Net Tangible Assets of Quebecor World;

  (5)
  a final judgment or order or final judgments or orders for the payment of money are entered against Quebecor Capital, Quebecor World or any subsidiary of Quebecor World in an uninsured or unindemnified aggregate amount in excess of the greater of $50,000,000 and 5% of Consolidated Net Tangible Assets of Quebecor World by a court or courts of competent jurisdiction, which judgments or orders are not discharged, waived, stayed, satisfied or bonded within a period (during which execution will not be effectively stayed) of 60 consecutive days after the right to appeal all such judgments or orders has expired; and

  (6)
  certain events of bankruptcy, insolvency or reorganization described in the indenture.

        If an Event of Default for either series of notes described in clause (1) or (2) above occurs and is continuing with respect to the notes, then in every such case the trustee or the holders of not less than 25% in principal amount of the outstanding notes of such affected series may declare the principal amount of all the outstanding notes of the series and all interest thereon to be due and payable immediately, by notice in writing to Quebecor Capital (and to the trustee if given by holders), and upon any such declaration the same shall become immediately due and payable. If an Event of Default for either series of notes described in clause (3) above occurs and is continuing with respect to the notes, then in every such case the trustee or the holders of not less than 25% in principal amount of the outstanding notes of such affected series may declare the principal amount of all the outstanding notes of the series and all interest thereon to be due and payable immediately, by notice in writing to Quebecor Capital (and to the trustee if given by holders), and upon any such declaration the same shall become immediately due and payable. If an Event of Default for either series of the notes described in clause (4), (5) or (6) above occurs and is continuing, then in every such case the trustee or the holders of not less than 25% in principal amount of all outstanding notes of such affected series may declare the principal amount of all the outstanding notes of the series and all interest thereon to be due and payable immediately, by notice in writing to Quebecor Capital (and to the trustee if given by holders), and upon any such declaration the same shall become immediately due and payable. However, at any time after a declaration of acceleration with respect to the notes has been made and before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding notes of the affected series, by written notice to Quebecor Capital and the trustee, may, under certain circumstances, rescind and annul such acceleration.

        The indenture provides that, subject to the duty of the trustee during default to act with the required standard of care, the trustee shall be under no obligation to exercise any of its rights and powers under the indenture at the request or direction of any of the holders, unless such holders shall have offered to the trustee reasonable indemnity. Subject to such provisions for indemnification of the trustee and certain other limitations set forth in the indenture, the holders of a majority in principal amount of the outstanding notes affected by an Event of Default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the outstanding notes.

        No holder of a note of either series will have any right to institute any proceedings with respect to the indenture, or for the appointment of a receiver of a trustee, or for any other remedy thereunder unless (a) such holder has previously given to the trustee written notice of a continuing Event of Default with respect to the notes of the affected series, (b) the holders of at least 25% in principal amount of the outstanding notes of the affected series have made written request; and such holder or holders have offered reasonable indemnity, to the trustee to institute such proceedings as trustee and (c) the trustee has failed to institute such proceeding, and has not received from the holders of a majority in the aggregate principal amount of outstanding notes of the affected series a direction inconsistent with such request, within 60 days after such notice, request and offer. However, such limitations do not apply to a suit instituted by the holder of a note for the enforcement of payment of principal of or interest on such note on or after the applicable due date specified in such note.

        During the existence of an Event of Default, the trustee is required to exercise such rights and powers vested in it under the indenture and use the same degree of care and skills in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

        The Trust Indenture Act contains limitations on the rights of the trustee, should it become a creditor of Quebecor Capital or Quebecor World, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The trustee is permitted to engage in other transactions, provided that if it acquires any conflicting interest it must eliminate such conflict upon the occurrence of an Event of Default or else resign.

        Quebecor Capital and Quebecor World will each be required to furnish to the trustee annually a statement as to the performance by Quebecor Capital or Quebecor World, as the case may be, of certain of their respective obligations under the indenture and as to any default in such performance.

Defeasance

        The indenture provides that, at the option of Quebecor Capital or Quebecor World, Quebecor Capital and Quebecor World will be discharged from any and all obligations in respect of the outstanding notes of either series upon irrevocable deposit with the trustee, in trust, of money and/or Government Obligations which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants or certified public accountants to pay the principal of and each installment of interest on the outstanding notes of such series ("Defeasance") (except with respect to the authentication, transfer, exchange or replacement of notes or the maintenance of a Place of Payment and certain other obligations set forth in the indenture). Such trust may only be established if, among other things:

  •
  Quebecor Capital or Quebecor World, as the case may be, has delivered to the trustee an Opinion of Counsel in the United States stating that (x) Quebecor Capital or Quebecor World, as the case may be, has received from, or there has been published by, the Internal Revenue Service a ruling, or (y) since the date of execution of the indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that the holders of the outstanding notes of the affected series will not recognize gain or loss for United States federal income tax purposes as a result of such Defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Defeasance had not occurred;

  •
  Quebecor Capital or Quebecor World, as the case may be, has delivered to the trustee an Opinion of Counsel in Canada or a ruling from Revenue Canada, Customs, Excise and Taxation to the effect that the holders of the outstanding notes of the affected series will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding notes of the affected series include holders who are not resident in Canada);

  •
  no Event of Default or event that, with the passing of time or the giving of notice, or both, shall constitute an Event of Default for the notes of the affected series shall have occurred or be continuing;

  •
  neither Quebecor Capital nor Quebecor World is an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada);

  •
  Quebecor Capital or Quebecor World, as the case may be, has delivered to the trustee an Opinion of Counsel to the effect that such deposit shall not cause the trustee or the trust so created to be subject to the United States Investment Company Act of 1940, as amended; and

  •
  other customary conditions precedent are satisfied.

        Quebecor Capital or Quebecor World may exercise its Defeasance option notwithstanding a prior exercise of the Covenant Defeasance option described in the following paragraph if Quebecor Capital or Quebecor World, as the case may be, meets the conditions described in the preceding sentence at the time Quebecor Capital exercised the Defeasance option.

        The indenture provides that, at the option of Quebecor Capital or Quebecor World, unless and until Quebecor Capital or Quebecor World has exercised its Defeasance option described in the preceding paragraph, Quebecor Capital and Quebecor World may omit to comply with the "Limitation on Liens" covenant, the "Limitation on Sale and Leaseback Transactions" covenant and the "Mergers, Amalgamations, Consolidations and Certain Sales of Assets" covenant and certain other covenants and such omission shall not be deemed to be an Event of Default under the indenture and the outstanding notes upon irrevocable deposit with the trustee, in trust, of money and/or Government Obligations which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants or certified public accountants to pay the principal of and each installment of interest on the outstanding notes ("Covenant Defeasance"). If Quebecor Capital or Quebecor World exercises the Covenant Defeasance option, the obligations under the indenture other than with respect to such covenants and the Events of Default other than with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things:

  •
  Quebecor Capital or Quebecor World, as the case may be, has delivered to the trustee an Opinion of Counsel in the United States to the effect that the holders of the outstanding notes will not recognize gain or loss for United States federal income tax purposes as a result of such Covenant Defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

  •
  Quebecor Capital or Quebecor World, as the case may be, has delivered to the trustee an Opinion of counsel in Canada or a ruling from the Canada Customs and Revenue Agency to the effect that the holders of the outstanding notes will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such Covenant Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Covenant Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding notes include holders who are not resident in Canada);

  •
  no Event of Default or event that, with the passing of time or the giving of notice, or both, shall constitute an Event of Default, shall have occurred or be continuing;

  •
  neither Quebecor Capital nor Quebecor World is an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada);

  •
  Quebecor Capital or Quebecor World, as the case may be, has delivered to the trustee an Opinion of Counsel to the effect that such deposit shall not cause the trustee or the trust so created to be subject to the United States Investment Company Act of 1940, as amended; and

  •
  other customary conditions precedent are satisfied.

Modification and Waiver

        Modifications and amendments of the indenture may be made by Quebecor Capital, Quebecor World and the trustee with the consent of the holders of a majority in aggregate principal amount of the outstanding notes of each series then outstanding and affected; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding note of such series:

  •
  change the stated maturity of the principal of, or any installment of interest on, an outstanding note;

  •
  reduce the principal amount of, premium (if any) or the rate of interest on an outstanding note;

  •
  reduce the amount of the principal of an outstanding note payable upon the acceleration of the maturity thereof;

  •
  change the place or currency of payment of principal, premium (if any) or interest on such outstanding note;

  •
  modify or affect in any manner adverse to the holders of notes, the terms and conditions of such guarantees;

  •
  impair the right to institute suit for the enforcement of any payment on or with respect to an outstanding note;

  •
  reduce the percentage in principal amount of outstanding notes, the consent of the holders of which is required for modification or amendment of the indenture or for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults; or

  •
  modify any provisions of the indenture relating to the modification or amendment of the indenture or the waiver of past defaults or covenants except as otherwise specified.

        The holders of a majority in principal amount of notes of any series, on behalf of all holders of outstanding notes of such series, may waive compliance by Quebecor Capital and Quebecor World with certain restrictive provisions of the indenture. Subject to certain rights of the trustee, as provided in the indenture, the holders of a majority in principal amount of outstanding notes of any series with respect to which an Event of Default shall have occurred and be continuing may, on behalf of the holders of all outstanding notes of such series, waive any past default under the indenture, except a default in the payment of the principal of, premium (if any) or interest on any note or in respect of any provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding note of such series.

Additional Information

        Anyone who receives this prospectus may obtain a copy of the indenture and registration rights agreement without charge by writing to Quebecor World Inc., 612 Saint-Jacques Street, Montreal, Québec, Canada, H3C 4M8, Attention: Vice President, Corporate General Counsel and Secretary.

Governing Law

        The indenture, the notes and the guarantees are governed by, and construed in accordance with, the laws of the State of New York.

Enforceability of Judgments

        Since a significant portion of the assets of Quebecor World are outside the United States, any judgments obtained in the United States against Quebecor World, including judgments and payments with respect to the guarantees, may not be collectible within the United States.

        Quebecor World's head office is in Québec. Quebecor World has been informed by its Canadian counsel, Ogilvy Renault, that the laws of Québec permit an action to be brought in a court of competent jurisdiction in Québec (a "Québec Court") on any final and enforceable judgment in personam for a sum certain of any federal or state court located in the Borough of Manhattan in The City of New York (a "New York Court") that is not subject to ordinary remedy under the internal laws of the State of New York if (i) the court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the Québec Court (submission by Quebecor World in the indenture to the jurisdiction of the New York Court being sufficient for such purpose); (ii) such judgment was not obtained by fraud or in a manner contrary to natural justice or in contravention of the fundamental principles of procedure; (iii) the decision and enforcement thereof would not be inconsistent with public order as understood in international relations in Québec; (iv) the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue laws (including taxation laws) or other laws of a public nature, such as expropriatory or penal laws; (v) a dispute between the same parties, based on the same facts and having the same object, has not given rise to a decision rendered in Québec, whether or not a final judgment, is not pending before a Québec Court in the first instance, or has not been decided in a third country and the decision has met the necessary conditions for recognition in Québec; (vi) the decision has not been rendered by default unless the plaintiff has proven due service on the defaulting party in accordance with the laws of the jurisdiction in which the decision was rendered; and (vii) the action to enforce such judgment is commenced within the applicable limitation period. Ogilvy Renault is not aware of any reasons under the present laws of Québec for avoiding enforcement of judgments of a New York Court with respect to the indenture or the notes on the basis of public order, as that term is understood in international relations and under the laws of Québec.

        In addition, under the Currency Act (Canada), a Canadian Court may only render judgment for a sum of money in Canadian currency, and in enforcing a foreign judgment for a sum of money in a foreign currency, a Canadian Court will render its decision in the Canadian currency equivalent of such foreign currency, converted at the rate of exchange prevailing on the day that the judgment of the New York Court became enforceable under New York law.

Consent to Jurisdiction and Service

        The indenture provides that each of Quebecor Capital and Quebecor World irrevocably appoint CT Corporation System, as its agent for service of process in any suit, action or proceeding arising out of or relating to the indenture, the notes and the guarantees and for actions brought under federal or state securities laws brought in any federal or state court located in The City of New York and will submit to such jurisdiction.

Book-Entry, Delivery and Form

        Except as set forth below, the new notes will be issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof. New notes will be issued at the closing of the exchange offer only against surrender of old notes.

        The new notes initially will be represented by one or more notes in registered, global form without interest coupons, collectively, the global notes. The global notes will be deposited upon issuance with the trustee as custodian for The Depository Trust Company, or DTC, in New York, New York, and registered in the name of DTC or its nominee, for credit to an account of a direct or indirect participant in DTC as described below.

        The global notes may be transferred, in whole and not in part, only by DTC to another nominee of DTC, by a nominee of DTC to DTC or another nominee, or by DTC or this nominee to a successor of DTC or a nominee of this successor. Beneficial interests in the global notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See "—Exchange of Global Notes for Certificated Notes." Except in the limited circumstances described below, owners of beneficial interests in the global notes will not be entitled to receive physical delivery of notes in certificated form.

        Transfers of beneficial interests in the global notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, including, if applicable, those of Euroclear and Clearstream, which may change from time to time.

    Depositary Procedures

        The following description of the operations and procedures of DTC, Euroclear and Clearstream Banking, S.A. are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. Quebecor Capital takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

        DTC has advised Quebecor Capital that DTC is a limited-purpose trust company created to hold securities for its participants and to facilitate the clearance and settlement of transactions in those securities between these participants through electronic book-entry changes in accounts of its participants. The participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to indirect participants, which include other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by or on behalf of

DTC only through the participants or the indirect participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the participants and indirect participants.

        DTC has also advised Quebecor Capital that, pursuant to procedures established by it:

  •
  upon deposit of the global notes, DTC will credit the accounts of participants designated by the initial purchasers with portions of the principal amount of the global notes; and

  •
  ownership of these interests in the global notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the participants) or by the participants and the indirect participants (with respect to other owners of beneficial interest in the global notes).

        Investors in the global notes who are participants in DTC's system may hold their interests in the global notes directly through DTC. Investors in the global notes who are not participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are participants in such system. Euroclear and Clearstream will hold interests in the global notes on behalf of their participants through customers' securities accounts in their respective names on the books of their respective depositories, which are Euroclear S.A. N.V., or its successor, as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. All interests in a global note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a global note to such persons will be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants, the ability of a person having beneficial interests in a global note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

        Except as described below, owners of interest in the global notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or "holders" thereof under the indenture for any purpose.

        Payments in respect of the principal of, and interest and premium and special interest, if any, on a global note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, Quebecor Capital, Quebecor World and the trustee will treat the persons in whose names the notes, including the global notes, are registered as the owners for the purpose of receiving payments and for all other purposes. Consequently, none of Quebecor Capital, Quebecor World, the trustee or any agent of Quebecor Capital, Quebecor World or the trustee has or will have any responsibility or liability for:

  •
  any aspect of DTC's records or any participant's or indirect participant's records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any of DTC's records or any participant's or indirect participant's records relating to the beneficial ownership interests in the global notes; or

  •
  any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

        DTC has advised Quebecor Capital that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the participants and the indirect participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the trustee or Quebecor Capital. Neither Quebecor Capital nor the trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the notes, and Quebecor Capital and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

        Transfers between participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

        Cross-market transfers between the participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of each of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

        DTC has advised Quebecor Capital that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account DTC has credited the interests in the global notes and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the global notes for legended notes in certificated form, and to distribute such notes to its participants.

        Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the global notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of Quebecor Capital, Quebecor World or the trustee or any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

    Exchange of Global Notes for Certificated Notes

        A global note is exchangeable for definitive notes in registered certificated form, which we refer to as certificated notes, if:

  •
  DTC notifies Quebecor Capital that it (a) is unwilling or unable to continue as depositary for the global notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, Quebecor Capital fails to appoint a successor depositary within 120 days after the date of such notice;

  •
  Quebecor Capital, at its option, notifies the trustee in writing that it elects to cause the issuance of the certificated notes; or

  •
  there shall have occurred and be continuing a Default or Event of Default with respect to the notes.

        In addition, beneficial interests in a global note may be exchanged for certificated notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, certificated notes delivered in exchange for any global note or beneficial interests in global notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

    Exchange of Certificated Notes for Global Notes

        Certificated notes may not be exchanged for beneficial interests in any global note unless the transferor first delivers to the trustee a written certificate to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes.

Same Day Settlement and Payment

        Quebecor Capital will make payments in respect of the notes represented by the global notes (including principal, premium, if any, interest and special interest, if any) by wire transfer of immediately available funds to the accounts specified by the global note holder. Quebecor Capital will make all payments of principal, interest and premium and special interest, if any, with respect to certificated notes by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder's registered address. The notes represented by the global notes are expected to be eligible to trade in the Portal Market and to trade in DTC's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. Quebecor Capital expects that secondary trading in any certificated notes will also be settled in immediately available funds.

        Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a global note from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised Quebecor Capital that cash received in Euroclear or Clearstream as a result of sales of interests in a global note by or through a Euroclear or Clearstream participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC's settlement date.

TAX CONSIDERATIONS

U.S. Federal Income Tax Considerations

        Based on the advice of Arnold & Porter, the following is a summary of certain U.S. federal income tax consequences applicable to the acquisition, ownership and disposition of new notes by a holder who acquires the notes pursuant to this exchange offer. This summary is based on the Internal Revenue Code of 1986, as amended, which we refer to as the Code, Treasury Regulations, Internal Revenue Service, or IRS, rulings and judicial decisions now in effect. All of these are subject to change, possibly with retroactive effect, or different interpretations. For purposes of this summary, "U.S. Holder" means a beneficial holder of a note who for U.S. federal income tax purposes is:

  •
  an individual citizen or resident alien of the United States;

  •
  a corporation or other entity treated as such formed in or under the laws of the United States or any political subdivision of the United States;

  •
  an estate, the income of which is subject to U.S. federal income taxation regardless of its source;

  •
  a trust, if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more "United States persons" (within the meaning of the Code) have the authority to control all substantial decisions of the trust, or if a valid election is in effect to be treated as a United States person; or

  •
  a partnership or other entity treated as such, but only with respect to partners that are U.S. Holders under any of the foregoing clauses.

        For purposes of this summary, "Non-U.S. Holder" means a beneficial holder of a note who is not a U.S. Holder.

        This summary does not cover all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their specific circumstances (for example, holders subject to the alternative minimum tax provisions of the Code or Non-U.S. Holders who are former citizens or long-term residents for U.S. federal income tax purposes) or to investors who may be subject to special treatment under U.S. federal income tax law, including:

  •
  dealers in stocks, securities or currencies;

  •
  securities traders that use a mark-to-market accounting method;

  •
  banks;

  •
  insurance companies;

  •
  tax-exempt organizations;

  •
  persons holding notes as part of a hedging or conversion transaction or a straddle;

  •
  persons deemed to sell notes under the constructive sale provisions of the Code;

  •
  persons whose functional currency is not the U.S. dollar; and

  •
  direct, indirect or constructive owners of 10% or more of our outstanding voting shares.

        The summary also does not discuss any aspect of state, local or foreign law, or U.S. federal estate and gift tax law as applicable to U.S. Holders. In addition, it is limited to holders who purchase and hold the notes as "capital assets" within the meaning of the Code (generally, property held for investment).

        Holders should consult their own tax advisors regarding the federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of the notes.

    Exchange of Notes

        The exchange of an old note for a new note by a holder pursuant to this exchange offer will not constitute a taxable exchange for U.S. federal income tax purposes. A holder will not recognize any gain or loss upon the receipt of a new note pursuant to this exchange offer and a holder will be required to continue to include interest on the new note in gross income in the manner and to the extent described herein. A holder's holding period for a new note will include the holding period for the old note exchanged pursuant to this exchange offer, and such holder's basis in the new note immediately after the exchange will be the same as such holder's basis in such old note immediately before the exchange.

    Interest on the Notes

        Payments of interest on a note held by a U.S. Holder will be taxable as ordinary income at the time it is received or accrued, in accordance with the U.S. Holder's method of accounting for U.S. federal income tax purposes.

        Payments of interest on a note held by a Non-U.S. Holder will not be subject to U.S. federal income or withholding tax if:

  •
  the Non-U.S. Holder is not a "controlled foreign corporation" related to us within the meaning of the Code;

  •
  the interest is not effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States; and

  •
  we have timely received a properly completed IRS Form W-8 (or an acceptable substitute), signed under penalties of perjury and certifying that the Non-U.S. Holder is not a "United States person" within the meaning of the Code. Special certification rules apply to Non-US. Holders that are neither individuals nor corporations.

        If a Non-U.S. Holder does not satisfy the foregoing requirements, payments of interest will generally be subject to U.S. federal withholding tax at a 30% or lower treaty rate. Interest income that is effectively connected with a Non-U.S. Holder's conduct of a U.S. trade or business will generally be subject to U.S. federal income tax on a net basis, but will be exempt from U.S. federal withholding tax if we have timely received a properly completed IRS Form W-8. Such income may also be subject to a 30% or lower treaty rate of additional branch profits tax if the Non-U.S. Holder is a corporation.

    Optional Redemption

        We may redeem all or a portion of the notes at any time before their maturity. Under the Treasury Regulations, we will be deemed to exercise any option to redeem the notes if the exercise of such option would lower the yield of the notes. We believe, and will take the position for all U.S. federal income tax purposes, that we will not be treated as having exercised the option to redeem the notes under these rules.

    Additional Amounts

        If Quebecor Capital or Quebecor World is required to pay any Additional Amounts in respect of the notes, a U.S. Holder will treat such payment as interest income at the time it is received or accrued, in accordance with the U.S. Holder's method of accounting for U.S. federal income tax purposes. Foreign withholding taxes paid by Quebecor Capital or Quebecor World may be deductible in computing the U.S. Holder's taxable income or, at the U.S. Holder's election and subject to generally applicable limitations and conditions, may instead be eligible for credit against the U.S. Holder's federal income tax liability. If Quebecor Capital or Quebecor World is required to pay any Additional

Amounts in respect of the notes, U.S. Holders should consult their own tax advisors regarding the treatment of any foreign withholding taxes for U.S. federal income tax purposes, including the availability and computation of any credit or deduction.

    Sale, Exchange or Retirement of a Note

        A U.S. Holder generally will recognize a gain or loss upon the sale, exchange, redemption, retirement or other disposition of a note, measured by the difference, if any, between:

  •
  the amount of cash and the fair market value of any property received, except to the extent that the cash or other property is attributable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary income; and

  •
  the holder's tax basis in the notes (generally equal to their cost to the U.S. Holder).

        Any such gain or loss will be a capital gain or loss and will generally be a long-term capital gain or loss if the note has been held or deemed held for more than one year at the time of the disposition. Net capital gains of noncorporate U.S. Holders, including individuals, may be taxed at lower rates than items of ordinary income. The ability of a U.S. Holder to offset capital losses against ordinary income is limited.

        A Non-U.S. Holder will generally not be subject to U.S. federal income or withholding tax on gain from a disposition of notes unless:

  •
  the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States; or

  •
  if the Non-U.S. Holder is an individual, he or she is physically present in the United States for at least 183 days during the taxable year of the disposition and certain other requirements are met.

        Gain from a Non-U.S. Holder's disposition of notes will be subject to U.S. federal income tax on a net basis if that gain is effectively connected with the Non-U.S. Holder's conduct of a U.S. trade or business. If the Non-U.S. Holder is a corporation, such gain may also be subject to a 30% or lower treaty rate of additional branch profits tax.

    Estate Tax Consequences for Non-U.S. Holders

        A note beneficially held by an individual Non-U.S. Holder at the time of his or her death generally will not be subject to U.S. estate tax, provided that interest on that note, if received by such Non-U.S. Holder at the time of his or her death, would not have been effectively connected with the conduct of a trade or business within the United States.

    Information Reporting and Backup Withholding

        A U.S. Holder of the notes may be subject to "backup withholding" with respect to certain "reportable payments," including interest payments and, under certain circumstances, principal payments on the notes and proceeds from a disposition of the notes. These backup withholding rules apply if the U.S. Holder, among other things:

  •
  fails to furnish a social security number or other taxpayer identification number, or TIN, certified under penalty of perjury within a reasonable time after the request for the TIN;

  •
  furnishes an incorrect TIN;

  •
  fails to report properly interest or dividends; or

  •
  under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such holder is not subject to backup withholding.

        A U.S. Holder who does not provide us with its correct TIN also may be subject to penalties imposed by the IRS. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is creditable against the U.S. Holder's federal income tax liability, provided that the required information is furnished to the IRS. Backup withholding will not apply, however, with respect to payments made to certain U.S. Holders, including corporations, provided their exemptions from backup withholding are properly established.

        Information reporting (but not backup withholding) generally will apply to interest payments made to Non-U.S. Holders. Backup withholding and information reporting generally will not apply to principal payments made to a Non-U.S. Holder who certifies under penalties of perjury that it is not a "United States person" within the meaning of the Code or otherwise establishes an exemption.

        The payment of the proceeds from a Non-U.S. Holder's disposition of a note to or through the U.S. office of any broker will be subject to information reporting and possible backup withholding unless the Non-U.S. Holder certifies under penalty of perjury that it is not a "United States person" within the meaning of the Code or otherwise establishes an exemption, provided that the broker does not have actual knowledge to the contrary. The payment of the proceeds from the disposition of a note to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the broker is:

  •
  a "controlled foreign corporation" within the meaning of the Code, or

  •
  a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a U.S. trade or business.

        If either of the foregoing conditions is satisfied or the broker is a "United States person" within the meaning of the Code, the payment will be subject to information reporting unless the broker has documentary evidence in its files that the holder is a Non-U.S. Holder and the broker has no knowledge to the contrary. Backup withholding will not apply to payments made through an office of such a broker absent actual knowledge that the payee is a United States person.

        We will report to holders of notes and to the IRS the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to these payments.

PLAN OF DISTRIBUTION

        Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of these new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where those old notes were acquired as a result of market-making activities or other trading activities. Under the registration rights agreement, Quebecor Capital and Quebecor World have agreed that, starting on the expiration date and ending on the sooner of 180 days after the expiration date and the date on which all participating broker-dealers have sold all the new notes held by them, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any of these resales. In addition, until                        , 2004, all dealers effecting transactions in the new notes may be required to deliver a prospectus.

        We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to these prevailing market prices or negotiated prices. Any of these resales may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any of these broker-dealers and/or the purchasers of any of these new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of these new notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit of any of these resales of new notes and any commissions or concessions received by any of these persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        For a period of 180 days after the expiration date, Quebecor Capital and Quebecor World will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests those documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the old notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the old notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

        The new notes have not been and will not be qualified for sale under the securities laws of any province or territory of Canada. The new notes are not being offered and may not be offered or sold, directly or indirectly, in Canada or to or for the account of any resident of Canada in contravention of the securities laws of any province or territory of Canada.

LEGAL MATTERS

        Arnold & Porter, New York, New York, will pass upon the validity of the new notes offered by this prospectus and will provide an opinion as to the enforceability of the new notes under New York law. Ogilvy Renault, Montréal, Quebec, Canada, will pass upon the validity of the guarantees by Quebecor World Inc. accompanying the new notes offered by this prospectus. A senior partner of Ogilvy Renault, the Right Honourable Brian Mulroney, P.C., C.C., LL.D., is the Chairman of the board of directors and a director of Quebecor World and a director of Quebecor Inc.

INDEPENDENT AUDITORS

        Our consolidated balance sheets as at December 31, 2002 and 2001 and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002, which are incorporated by reference into this prospectus, have been audited by KPMG LLP, independent auditors, as stated in their report incorporated by reference into this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

        Quebecor World and Quebecor Capital have filed with the SEC a combined registration statement on Form F-9 and F-4 under the Securities Act with respect to the new notes offered in this prospectus. As permitted by SEC rules, this prospectus does not contain all of the information included in the registration statement (including its exhibits and schedules). You should read the registration statement (including its exhibits and schedules) for more information about us, the exchange offer and the new notes. This prospectus summarizes material provisions of contracts and other documents to which we refer you. Because this prospectus may not contain all the information that you find important, you should review the full text of these documents. We have filed these documents as exhibits to the registration statement.

        Quebecor World is also subject to the reporting requirements of the Exchange Act. Quebecor World files reports and other information with the SEC. The public may read and copy the combined registration statement (including its exhibits and schedules) and the reports and other information filed by us at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of this Internet site is http://www.sec.gov.

        In addition, you may obtain a copy of the documents to which we refer you in this prospectus without charge upon written or oral request to: Quebecor World Inc., 612 Saint-Jacques Street, Montréal, Québec, Canada, H3C 4M8, Attention: Vice President, General Counsel and Secretary, telephone number (514) 954-0101. To obtain timely delivery, you must request these documents no later than five business days before the expiration date of the exchange offer. Unless extended, the expiration date is                        , 2004.

        While any old notes remain outstanding, we will make available, upon request, to any beneficial owner and any prospective purchaser of old notes the information required pursuant to Rule 144A(d)(4) under the Securities Act during any period in which we are not subject to Section 13 or 15(d) of the Exchange Act. Any such request should be directed to Quebecor World Inc., 612 Saint-Jacques Street, Montréal, Québec, Canada, H3C 4M8, Attention: Vice President, Corporate General Counsel and Secretary.

$600,000,000

Quebecor World Capital Corporation

OFFER TO EXCHANGE
$200,000,000 Principal Amount of 4 7/8% Senior Notes Due 2008
$400,000,000 Principal Amount of 6 1/8% Senior Notes Due 2013

for

$200,000,000 Principal Amount of 4 7/8% Senior Notes due 2008 and
$400,000,000 Principal Amount of 6 1/8% Senior Notes due 2013
That Have Been Registered Under the Securities Act of 1933

The Senior Notes Are Unconditionally Guaranteed By

PROSPECTUS

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to exchange only the old notes for the new notes in accordance with the terms included in this prospectus, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date. Until                        , 2004, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

FORM F-9

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification

        Quebecor World is incorporated under the laws of Canada. Under the Canada Business Corporations Act, Quebecor World may indemnify a present or former director or officer or a person who acts or acted at Quebecor World's request as a director or officer of another corporation of which Quebecor World is or was a stockholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of his position with Quebecor World and provided that the director or officer acted honestly and in good faith with a view to the best interests of Quebecor World and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. Such indemnification may be made in connection with a derivative action only with court approval. A director or officer is entitled to indemnification from Quebecor World as a matter of right if he was substantially successful on the merits and fulfilled the conditions set forth above.

        In accordance with the Canada Business Corporations Act, the by-laws of Quebecor World provide for the indemnification of a director or officer, a former director or officer, or a person who acts or acted at Quebecor World's request as a director or officer of the corporation in which Quebecor World is or was a shareholder or creditor against any and all losses and expenses reasonably incurred by him in respect of any civil, criminal or administrative proceeding to which he was made a party by reason of being or having been a director or officer of Quebecor World or other corporation if he acted honestly and in good faith with a view to the best interest of Quebecor World or in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, he had reasonable grounds in believing that his conduct was lawful.

        A policy of directors and officers liability insurance is maintained by Quebecor Inc. which provides for the insurance of directors and officers of Quebecor World and its subsidiaries for losses as a result of claims based upon their acts or omissions as directors and officers of Quebecor World, including liabilities arising under the Securities Act of 1933, and also reimburses Quebecor World for payments made pursuant to the indemnity provisions under the Canada Business Corporations Act.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Quebecor World pursuant to the foregoing provisions, Quebecor World has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

Exhibits to Form F-9

1.1	Form of Letter of Transmittal (included in Exhibit 99.1 to Form F-4).
1.2	Form of Notice of Guaranteed Delivery (included in Exhibit 99.2 to Form F-4).
3.1
Purchase Agreement dated as of October 29, 2003 by and among Quebecor World Capital Corporation, Quebecor World Inc. and Citigroup Global Markets Inc., Banc of America Securities LLC, RBC Dominion Securities Corporation, ABN AMRO Incorporated, BNP Paribas Securities Corp., Scotia Capital (USA) Inc., TD Securities (USA) Inc., Harris Nesbitt Corp., Wachovia Capital Markets, LLC, CIBC World Markets Corp., Putnam Lovell NBF Securities Inc., Barclays Capital Inc., Fleet Securities, Inc. and Tokyo-Mitsubishi International plc (included in Exhibit 1.1 to Form F-4).
3.2
Registration Rights Agreement dated as of November 3, 2003 by and among Quebecor World Capital Corporation, Quebecor World Inc. and Citigroup Global Markets Inc., Banc of America Securities LLC, RBC Dominion Securities Corporation, ABN AMRO Incorporated, BNP Paribas Securities Corp., Scotia Capital (USA) Inc., TD Securities (USA) Inc., Harris Nesbitt Corp., Wachovia Capital Markets, LLC, CIBC World Markets Corp., Putnam Lovell NBF Securities Inc., Barclays Capital Inc., Fleet Securities, Inc. and Tokyo-Mitsubishi International plc (included in Exhibit 4.4 to Form F-4).
4.1	Annual Information Form of Quebecor World Inc. for the year ended December 31, 2002 (incorporated by reference to Form 40-F filed with the Securities and Exchange Commission on May 13, 2003).
4.2
Management's Discussion and Analysis of Financial Condition and Results of Operations of Quebecor World Inc. for the year ended December 31, 2002 (incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on February 4, 2003).
4.3
Audited consolidated financial statements of Quebecor World Inc. and its subsidiaries, including the notes thereto, as at December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000, together with the auditors' report thereon (incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on February 4, 2003).
4.4
Management Proxy Circular dated February 28, 2003 relating to the annual meeting of the shareholders of Quebecor World Inc. held on April 2, 2003 (excluding the Report on Executive Compensation, the Performance Graph and Schedule A—Statement of Corporate Governance Practices) (incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on March 6, 2003).
4.5
Unaudited consolidated financial statements of Quebecor World Inc. and its subsidiaries, including the notes thereto, as at September 20, 2003 and for the nine months ended September 30, 2003 (incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on October 23, 2003).
4.6
Management's Discussion and Analysis of Financial Condition and Results of Operations of Quebecor World Inc. for the nine months ended September 30, 2003 (incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on October 23, 2003).
4.7	Material Change Report of Quebecor World Inc. dated February 6, 2003 (incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on February 7, 2003).
4.8	Material Change Report of Quebecor World Inc. dated March 19, 2003 (incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on March 19, 2003).

4.9	Material Change Report of Quebecor World Inc. dated March 19, 2003 (incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on March 19, 2003).
4.10	Material Change Report of Quebecor World Inc. dated April 28, 2003 (incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on April 25, 2003).
4.11	Material Change Report of Quebecor World Inc. dated June 6, 2003 (incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on June 3, 2003).
4.12	Material Change Report of Quebecor World Inc. dated November 4, 2003 (incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on November 4, 2003).
5.1	Consent of KPMG LLP dated January 12, 2004 (included in Exhibit 23.1 to Form F-4).
5.2	Consent of Arnold & Porter, U.S. counsel to Quebecor World Capital Corporation and Quebecor World Inc., dated January 12, 2004 (included in Exhibit 5.1 to Form F-4).
5.3	Consent of Ogilvy Renault, Canadian counsel to Quebecor World Capital Corporation and Quebecor World Inc., dated January 12, 2004 (included in Exhibit 5.2 to Form F-4).
6.1	Powers of Attorney (contained on the signature page to the F-9 Registration Statement).
7.1	Indenture dated as of November 3, 2003 among Quebecor World Capital Corporation, Quebecor World Inc. and Citibank, N.A., as trustee (included in Exhibit 4.3 to Form F-4).

FORM F-4

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Officers and Directors.

        The following summary is qualified in its entirety by reference to the complete text of the applicable statute, certificate of incorporation and bylaws referred to below.

        Quebecor World Capital Corporation ("Quebecor Capital") is a corporation incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law (the "DGCL") provides that a corporation shall have the power to indemnify any person made a party to any action, suit or proceeding by reason of such person being a director, officer, employee or agent of the corporation (or serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise). The DGCL permits indemnification where such person acted in good faith and in a manner that such person reasonably believed to be in, or not opposed to, the corporation's best interests and, in a criminal action, if such person had no reasonable cause to believe that his or her conduct was unlawful. In the case of a claim by a third party, the DGCL permits indemnification for expenses, judgments, settlement payments and other costs. In the case of a claim by or in the right of the corporation, the DGCL permits a corporation to indemnify for expenses; however, such indemnification is not permitted where the person seeking indemnification is adjudged liable to the corporation, unless the indemnification is ordered by a court. The DGCL also permits advancement of expenses to a director or officer upon receipt of an undertaking by such director or officer to repay all amounts advanced if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. The DGCL provides that its terms shall not be deemed exclusive of any other right to indemnification to which those seeking indemnification may be entitled under any by-law, agreement, or vote of stockholders or disinterested directors. Any indemnification or advanced expenses granted under the provisions described above shall continue even after the person seeking indemnification has ceased to be a director, officer, employee or agent of the corporation, and shall inure to the benefit of such person's heirs, executors or administrators.

        The certificate of incorporation and by-laws of Quebecor Capital provide that Quebecor Capital shall indemnify, to the fullest extent permitted by the DGCL, its directors, officers and employees against any liabilities (including expenses, judgments and settlements) incurred by them in connection with any actual or threatened action, suit or proceeding to which they are or may become parties and which arises out of their status as directors, officers or employees.

        Like the directors and officers of Quebecor World, the directors and officers of Quebecor Capital are insured under the policies maintained by Quebecor Inc., within the limits and subject to the limitations of the policies, Quebecor Inc. insures directors and officers of Quebecor World and its subsidiaries, including Quebecor Capital for losses as a result of claims based upon the acts or omissions of such directors and officers, including certain liabilities arising under the Securities Act of 1933.

Item 21.    Exhibits and Financial Statement Schedules.

(a)
Exhibits.

1.1	Purchase Agreement dated as of October 29, 2003 by and among Quebecor World Capital Corporation, Quebecor World Inc. and Citigroup Global Markets Inc., Banc of America Securities LLC, RBC Dominion Securities Corporation, ABN AMRO Incorporated, BNP Paribas Securities Corp., Scotia Capital (USA) Inc., TD Securities (USA) Inc., Harris Nesbitt Corp., Wachovia Capital Markets, LLC, CIBC World Markets Corp., Putnam Lovell NBF Securities Inc., Barclays Capital Inc., Fleet Securities, Inc. and Tokyo-Mitsubishi International plc.
3.1	Certificate of Incorporation of Quebecor World Capital Corporation.
3.2	By-laws of Quebecor World Capital Corporation.
4.1	Form of 4 7/8% Senior Note due 2008 of Quebecor World Capital Corporation being registered pursuant to the Securities Act of 1933 (included in Exhibit B to Exhibit 4.3 below).
4.2	Form of 6 1/8% Senior Note due 2013 of Quebecor World Capital Corporation being registered pursuant to the Securities Act of 1933 (included in Exhibit B to Exhibit 4.3 below).
4.3	Indenture dated as of November 3, 2003 among Quebecor World Capital Corporation, Quebecor World Inc. and Citibank, N.A., as trustee.
4.4
Registration Rights Agreement dated as of November 3, 2003 by and among Quebecor World Capital Corporation, Quebecor World Inc. and Citigroup Global Markets Inc., Banc of America Securities LLC, RBC Dominion Securities Corporation, ABN AMRO Incorporated, BNP Paribas Securities Corp., Scotia Capital (USA) Inc., TD Securities (USA) Inc., Harris Nesbitt Corp., Wachovia Capital Markets, LLC, CIBC World Markets Corp., Putnam Lovell NBF Securities Inc., Barclays Capital Inc., Fleet Securities, Inc. and Tokyo-Mitsubishi International plc.
5.1	Opinion of Arnold & Porter, U.S. counsel to Quebecor World Capital Corporation and Quebecor World Inc., dated January 12, 2004.
5.2	Opinion of Ogilvy Renault, Canadian counsel to Quebecor World Capital Corporation and Quebecor World Inc., dated January 12, 2004.
8.1
Opinion of Arnold & Porter, U.S. counsel to Quebecor World Capital Corporation and Quebecor World Inc., dated January 12, 2004, regarding U.S. federal income tax considerations (included in Exhibit 5.1 above).
12.1	Statement of Computation of Ratio of Earnings to Fixed Charges.
23.1	Consent of KPMG LLP, dated January 12, 2004.
23.2	Consent of Arnold & Porter, U.S. counsel to Quebecor World Capital Corporation and Quebecor World Inc., dated January 12, 2004 (included in Exhibit 5.1 above).
23.3	Consent of Ogilvy Renault, Canadian counsel to Quebecor World Capital Corporation and Quebecor World Inc., dated January 12, 2004 (included in Exhibit 5.2 above).
24.1	Powers of Attorney (included on signature pages to the F-4 Registration Statement).
25.1	Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of Citibank, N.A., as trustee, on Form T-1.
99.1	Form of Letter of Transmittal.

99.2	Form of Notice of Guaranteed Delivery.
99.3	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other nominees.
99.4	Form of Letter to Clients.
99.5	Instructions to Registered Holder from Beneficial Owner.
(b)
Financial Statement Schedules.

        None

Item 22.    Undertakings.

(a)
Quebecor Capital hereby undertakes:

(1)
to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(i)
to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)
that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)
to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(4)
to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(b)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of any of the registrants pursuant to the provisions described under Item 20 above, or otherwise, Quebecor Capital has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, such registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)
Quebecor Capital hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and (ii) to arrange or provide for a facility in the U.S. for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(d)
Quebecor Capital hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

FORM F-4

SIGNATURES

        Pursuant to the requirements of the Securities Act, the Form F-4 registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greenwich, State of Connecticut, on this 31st day of December 2003.

QUEBECOR WORLD CAPITAL CORPORATION (Form F-4 Registrant)
By:	/s/ DAVID BOLES
Name: David Boles Title: President

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David Boles, President of Quebecor World Capital Corporation, and Claude Hélie, Executive Vice President of Quebecor World Capital Corporation, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities, to sign, execute and file this registration statement and any amendments (including, without limitation, post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto and all documents required to be filed with respect therewith, with the Securities and Exchange Commission or any regulatory authority, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises in order to effectuate the same as fully to all intents and purposes as he or she might or could do if personally present, hereby ratifying and confirming all that such attorneys-in-fact and agents or his or her or their substitute or substitutes may lawfully do or cause to be done.

        Pursuant to the requirements of the Securities Act of 1933, this F-4 registration statement has been signed by the following persons in the capacities and on the dates indicated.

QUEBECOR WORLD CAPITAL CORPORATION

Name and Signature	Title with Quebecor World Capital Corporation	Date
/s/ DAVID BOLES David Boles	Director and President	December 31, 2003
/s/ CLAUDE HÉLIE Claude Hélie	Director and Executive Vice President	December 31, 2003
/s/ PAUL RUNKO Paul Runko	Director and Vice President, Client Financial Services	December 31, 2003
/s/ DENIS AUBIN Denis Aubin	Senior Vice President and Treasurer	December 31, 2003

FORM F-9

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.    Undertaking.

        Quebecor World undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the Securities and Exchange Commission, and to furnish promptly, when requested to do so by the staff of the Securities and Exchange Commission, information relating to the securities registered pursuant to this Form F-9 or to transactions in said securities.

Item 2.    Consent to Service of Process.

        Concurrently with the filing of this Registration Statement on Form F-9, Quebecor World is filing with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X.

III-1

FORM F-9

SIGNATURES

        Pursuant to the requirements of the Securities Act, the F-9 registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-9 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Province of Québec, Country of Canada on this 31st day of December, 2003.

QUEBECOR WORLD INC. (Form F-9 Registrant)
By:	/s/ CLAUDE HÉLIE
Name: Claude Hélie Title: Executive Vice President and Chief Financial Officer
By:	/s/ DENIS AUBIN
Name: Denis Aubin Title: Senior Vice President, Corporate Finance and Treasury

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Claude Hélie, Executive Vice President and Chief Financial Officer of Quebecor World Inc., and Denis Aubin, Senior Vice President, Corporate Finance and Treasury, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities, to sign, execute and file this registration statement and any amendments (including, without limitation, post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto and all documents required to be filed with respect therewith, with the Securities and Exchange Commission or any regulatory authority, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises in order to effectuate the same as fully to all intents and purposes as he or she might or could do if personally present, hereby ratifying and confirming all that such attorneys-in-fact and agents or his or her or their substitute or substitutes may lawfully do or cause to be done.

        Pursuant to the requirements of the Securities Act of 1933, this F-9 registration statement has been signed by the following persons in the capacities and on the dates indicated.

III-2

QUEBECOR WORLD INC.

Name and Signature	Title with Quebecor World Inc.	Date
/s/ A. CHARLES BAILLIE A. Charles Baillie	Director	December 31, 2003
/s/ REGINALD K. BRACK Reginald K. Brack	Director	December 31, 2003
/s/ DEREK H. BURNEY, O.C. Derek H. Burney, O.C.	Director	December 31, 2003
/s/ CHARLES G. CAVELL Charles G. Cavell	Director and Deputy Chairman	December 31, 2003
/s/ ROBERT COALLIER Robert Coallier	Director	December 31, 2003
/s/ JAMES DOUGHAN James Doughan	Director	December 31, 2003
/s/ RICHARD C. HOLBROOKE The Honourable Richard C. Holbrooke	Director	December 31, 2003
/s/ EILEEN A. MERCIER Eileen A. Mercier	Director	December 31, 2003
/s/ BRIAN MULRONEY The Right Honourable Brian Mulroney, P.C., C.C., L.L.D	Director and Chairman of the Board	December 31, 2003
/s/ JEAN NEVEU Jean Neveu	Director, President and Chief Executive Officer	December 31, 2003
/s/ ROBERT NORMAND Robert Normand	Director	December 31, 2003
/s/ ÉRIK PÉLADEAU Érik Péladeau	Director, Vice Chairman of the Board and Senior Executive Vice President	December 31, 2003
/s/ PIERRE KARL PÉLADEAU Pierre Karl Péladeau	Director	December 31, 2003
/s/ ALAIN RHÉAUME Alain Rhéaume	Director	December 31, 2003
/s/ CLAUDE HÉLIE Claude Hélie	Executive Vice President and Chief Financial Officer	December 31, 2003
/s/ DENIS AUBIN Denis Aubin	Senior Vice President Corporate Finance and Treasury	December 31, 2003
/s/ CARL GAUVREAU Carl Gauvreau	Senior Vice President and Chief Accounting Officer	December 31, 2003

III-3

        Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned certifies that it is the duly authorized United States representative of Quebecor World Inc. and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greenwich, State of Connecticut this 31st day of December, 2003.

QUEBECOR WORLD (USA) INC. (Authorized U.S. Representative)
By:	/s/ DAVID BOLES
Name: David Boles Title: President

III-4

FORM F-9 INDEX TO EXHIBITS

1.1	Form of Letter of Transmittal (included in Exhibit 99.1 to Form F-4).
1.2	Form of Notice of Guaranteed Delivery (included in Exhibit 99.2 to Form F-4).
3.1
Purchase Agreement dated as of October 29, 2003 by and among Quebecor World Capital Corporation, Quebecor World Inc. and Citigroup Global Markets Inc., Banc of America Securities LLC, RBC Dominion Securities Corporation, ABN AMRO Incorporated, BNP Paribas Securities Corp., Scotia Capital (USA) Inc., TD Securities (USA) Inc., Harris Nesbitt Corp., Wachovia Capital Markets, LLC, CIBC World Markets Corp., Putnam Lovell NBF Securities Inc., Barclays Capital Inc., Fleet Securities, Inc. and Tokyo-Mitsubishi International plc (included in Exhibit 1.1 to Form F-4).
3.2
Registration Rights Agreement dated as of November 3, 2003 by and among Quebecor World Capital Corporation, Quebecor World Inc. and Citigroup Global Markets Inc., Banc of America Securities LLC, RBC Dominion Securities Corporation, ABN AMRO Incorporated, BNP Paribas Securities Corp., Scotia Capital (USA) Inc., TD Securities (USA) Inc., Harris Nesbitt Corp., Wachovia Capital Markets, LLC, CIBC World Markets Corp., Putnam Lovell NBF Securities Inc., Barclays Capital Inc., Fleet Securities, Inc. and Tokyo-Mitsubishi International plc (included in Exhibit 4.4 to Form F-4).
4.1	Annual Information Form of Quebecor World Inc. for the year ended December 31, 2002 (incorporated by reference to Form 40-F filed with the Securities and Exchange Commission on May 13, 2003).
4.2
Management's Discussion and Analysis of Financial Condition and Results of Operations of Quebecor World Inc. for the year ended December 31, 2002 (incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on February 4, 2003).
4.3
Audited consolidated financial statements of Quebecor World Inc. and its subsidiaries, including the notes thereto, as at December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000, together with the auditors' report thereon (incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on February 4, 2003).
4.4
Management Proxy Circular dated February 28, 2003 relating to the annual meeting of the shareholders of Quebecor World Inc. held on April 2, 2003 (excluding the Report on Executive Compensation, the Performance Graph and Schedule A—Statement of Corporate Governance Practices) (incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on March 6, 2003).
4.5
Unaudited consolidated financial statements of Quebecor World Inc. and its subsidiaries, including the notes thereto, as at September 20, 2003 and for the nine months ended September 30, 2003 (incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on October 23, 2003).
4.6
Management's Discussion and Analysis of Financial Condition and Results of Operations of Quebecor World Inc. for the nine months ended September 30, 2003 (incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on October 23, 2003).
4.7	Material Change Report of Quebecor World Inc. dated February 6, 2003 (incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on February 7, 2003).
4.8	Material Change Report of Quebecor World Inc. dated March 19, 2003 (incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on March 19, 2003).
4.9	Material Change Report of Quebecor World Inc. dated March 19, 2003 (incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on March 19, 2003).

4.10	Material Change Report of Quebecor World Inc. dated April 28, 2003 (incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on April 25, 2003).
4.11	Material Change Report of Quebecor World Inc. dated June 6, 2003 (incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on June 3, 2003).
4.12	Material Change Report of Quebecor World Inc. dated November 4, 2003 (incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on November 4, 2003).
5.1	Consent of KPMG LLP dated January 12, 2004 (included in Exhibit 23.1 to Form F-4)
5.2	Consent of Arnold & Porter, U.S. counsel to Quebecor World Capital Corporation and Quebecor World Inc., dated January 12, 2004 (included in Exhibit 5.1 to Form F-4).
5.3	Consent of Ogilvy Renault, Canadian counsel to Quebecor World Capital Corporation and Quebecor World Inc., dated January 12, 2004 (included in Exhibit 5.2 to Form F-4).
6.1	Powers of Attorney (contained on the signature page to the F-9 Registration Statement).
7.1	Indenture dated as of November 3, 2003 among Quebecor World Capital Corporation, Quebecor World Inc. and Citibank, N.A., as trustee (included in Exhibit 4.3 to Form F-4).

F-4 INDEX TO EXHIBITS

1.1	Purchase Agreement dated as of October 29, 2003 by and among Quebecor World Capital Corporation, Quebecor World Inc. and Citigroup Global Markets Inc., Banc of America Securities LLC, RBC Dominion Securities Corporation, ABN AMRO Incorporated, BNP Paribas Securities Corp., Scotia Capital (USA) Inc., TD Securities (USA) Inc., Harris Nesbitt Corp., Wachovia Capital Markets, LLC, CIBC World Markets Corp., Putnam Lovell NBF Securities Inc., Barclays Capital Inc., Fleet Securities, Inc. and Tokyo-Mitsubishi International plc.
3.1	Certificate of Incorporation of Quebecor World Capital Corporation.
3.2	By-laws of Quebecor World Capital Corporation.
4.1	Form of 4 7/8% Senior Note due 2008 of Quebecor World Capital Corporation being registered pursuant to the Securities Act of 1933 (included in Exhibit B to Exhibit 4.3 below).
4.2	Form of 6 1/8% Senior Note due 2013 of Quebecor World Capital Corporation being registered pursuant to the Securities Act of 1933 (included in Exhibit B to Exhibit 4.3 below).
4.3	Indenture dated as of November 3, 2003 among Quebecor World Capital Corporation, Quebecor World Inc. and Citibank, N.A., as trustee.
4.4
Registration Rights Agreement dated as of November 3, 2003 by and among Quebecor World Capital Corporation, Quebecor World Inc. and Citigroup Global Markets Inc., Banc of America Securities LLC, RBC Dominion Securities Corporation, ABN AMRO Incorporated, BNP Paribas Securities Corp., Scotia Capital (USA) Inc., TD Securities (USA) Inc., Harris Nesbitt Corp., Wachovia Capital Markets, LLC, CIBC World Markets Corp., Putnam Lovell NBF Securities Inc., Barclays Capital Inc., Fleet Securities, Inc. and Tokyo-Mitsubishi International plc.
5.1	Opinion of Arnold & Porter, U.S. counsel to Quebecor World Capital Corporation and Quebecor World Inc., dated January 12, 2004.
5.2	Opinion of Ogilvy Renault, Canadian counsel to Quebecor World Capital Corporation and Quebecor World Inc., dated January 12, 2004.

8.1	Opinion of Arnold & Porter, U.S. counsel to Quebecor World Capital Corporation and Quebecor World Inc., dated January 12, 2004, regarding U.S. federal income tax considerations (included in Exhibit 5.1 above).
12.1	Statement of Computation of Ratio of Earnings to Fixed Charges.
23.1	Consent of KPMG LLP, dated January 12, 2004.
23.2	Consent of Arnold & Porter, U.S. counsel to Quebecor World Capital Corporation and Quebecor World Inc., dated January 12, 2004 (included in Exhibit 5.1 above).
23.3	Consent of Ogilvy Renault, Canadian counsel to Quebecor World Capital Corporation and Quebecor World Inc., dated January 12, 2004 (included in Exhibit 5.2 above).
24.1	Powers of Attorney (included on signature pages to the F-4 Registration Statement).
25.1	Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of Citibank, N.A., as trustee, on Form T-1.
99.1	Form of Letter of Transmittal.
99.2	Form of Notice of Guaranteed Delivery.
99.3	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other nominees.
99.4	Form of Letter to Clients.
99.5	Instructions to Registered Holder from Beneficial Owner.

QuickLinks

CALCULATION OF REGISTRATION FEE
TABLE OF CONTENTS
INDUSTRY AND MARKET DATA
ENFORCEABILITY OF CIVIL LIABILITIES
FORWARD-LOOKING STATEMENTS
PRESENTATION OF FINANCIAL AND OTHER INFORMATION
DOCUMENTS INCORPORATED BY REFERENCE
SUMMARY
Overview
Corporate Structure
Quebecor Capital
Relationship to Quebecor Inc.
Management
Recent Developments
The Exchange Offer
The New Notes
Summary Consolidated Financial Data
RISK FACTORS
BUSINESS
MANAGEMENT
USE OF PROCEEDS
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
NON-GAAP FINANCIAL MEASURES
CREDIT RATINGS
THE EXCHANGE OFFER
DESCRIPTION OF THE NOTES
TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
INDEPENDENT AUDITORS
WHERE YOU CAN FIND MORE INFORMATION
FORM F-9 PART II INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
FORM F-4 PART II INFORMATION NOT REQUIRED IN PROSPECTUS
FORM F-4 SIGNATURES
FORM F-9 PART III UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
FORM F-9 SIGNATURES
FORM F-9 INDEX TO EXHIBITS
F-4 INDEX TO EXHIBITS